                                        FILED PURSUANT TO RULE 424(b)(3) AND (c)
                                                     REGISTRATION NO. 333-106504

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JULY 23, 2003)

                                  $300,000,000

                          THE WILLIAMS COMPANIES, INC.
           5.50% JUNIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2033
                 AND THE COMMON SHARES ISSUABLE UPON CONVERSION
                         OF THE CONVERTIBLE DEBENTURES

                             ---------------------

     This prospectus supplement relates to the resale by the holders of 5.50% Junior Subordinated Convertible Debentures due 2033 of The Williams Companies, Inc. and the shares of common stock issuable upon the conversion of the convertible debentures.

     This prospectus supplement should be read in conjunction with the prospectus dated July 23, 2003, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus. The terms of the convertible debentures are set forth in the prospectus.

     The information in the table appearing under the heading "Selling Securityholders" in the prospectus is supplemented by the information appearing in the table below. The information below was furnished to us by the selling securityholders listed below on or before September 17, 2003:

                                                                                                  PERCENT OF
                                                             PRINCIPAL AMOUNT     NUMBER OF       SHARES OF
                                                              OF CONVERTIBLE      SHARES OF      COMMON STOCK
NAME                                                          DEBENTURES(1)     COMMON STOCK    OUTSTANDING(2)
----                                                         ----------------   -------------   --------------
                                                                  (IN $)
CNH CA Master Account, L.P.................................   $    20,000.00         1,836.28       *
GLG Market Neutral Fund....................................   $25,000,000.00     2,295,350.00        0.44%
Jefferies & Co. Inc. ......................................   $    60,085.00         5,516.64       *
KBC Financial Products Ltd.
(Cayman Island)............................................   $ 1,175,000.00       107,881.45        0.02%
Pendragon Convertibles Fund Ltd............................   $ 2,050,000.00       188,218.70        0.04%
Pendragon Guinevere Fund LLC...............................   $ 3,200,000.00       293,804.80        0.06%
Radcliffe SPC..............................................   $ 1,150,000.00       105,586.10        0.02%
William K. Warren Foundation...............................   $    75,000.00         6,886.05       *

---------------

(1) Represents the aggregate principal dollar amount of convertible debentures at issuance.

(2) Calculated in accordance with Rule 13d-3(d)(i) of the Exchange Act, using 518,049,223 common shares outstanding as of September 16, 2003. In calculating this amount, we treated as outstanding the number of common shares issuable upon conversion of all of that holder's convertible debentures while assuming that no other holder of convertible debentures converted.

 *  Less than 0.01%

     INVESTING IN THE CONVERTIBLE DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

          The date of this prospectus supplement is September 17, 2003

PROSPECTUS

                                  $300,000,000

                          THE WILLIAMS COMPANIES, INC.
           5.50% JUNIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2033
                 AND THE COMMON SHARES ISSUABLE UPON CONVERSION
                         OF THE CONVERTIBLE DEBENTURES

                             ---------------------

     We issued $300,000,000 aggregate principal amount of our 5.50% Junior Subordinated Convertible Debentures due 2033, which we refer to as the "convertible debentures" in May 2003. This prospectus will be used by selling securityholders named in this prospectus or a prospectus supplement to resell their convertible debentures and the common stock issuable upon conversion of their debentures.

     The convertible debentures bear interest at the rate of 5.50% per annum. We will pay interest on the convertible debentures on March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2003, subject to deferral during any extension period as described in this prospectus. The convertible debentures will mature on June 1, 2033. The convertible debentures are issued in minimum denominations of $50 and integral multiples thereof.

     Holders may convert their convertible debentures into shares of our common stock at a conversion rate of 4.5907 shares per $50 principal amount of the convertible debentures, subject to adjustment, at any time before the close of business on June 1, 2033 (or, in the case of convertible debentures called for redemption, before the close of business on the business day prior to the applicable redemption date). The initial conversion rate is equivalent to an initial conversion price of approximately $10.89 per share of common stock. Our common stock is traded on the New York Stock Exchange under the symbol "WMB." The last reported sales price of our common stock on July 22, 2003 was $7.27 per share.

     On or after June 1, 2010, we may redeem the convertible debentures, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption if the closing price of our common stock on the New York Stock Exchange has exceeded 130% of the conversion price for at least 20 trading days in the preceding period of 30 consecutive trading days, including on the last day in the period.

     You may require us to repurchase any or all of your convertible debentures following a change of control as described in this prospectus at a purchase price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest to, but not including, the date of repurchase.

     The payment of principal and interest on the convertible debentures will rank junior to all of our present and future senior and senior subordinated debt. In addition, payment of principal and interest on the convertible debentures will be structurally subordinated to the liabilities of our subsidiaries, including subsidiary debt. As of March 31, 2003, we had approximately $13.8 billion of senior and senior subordinated debt, including approximately $4.2 billion of subsidiary debt other than intercompany indebtedness, trade payables and other liabilities of our subsidiaries. As of March 31, 2003, we also had approximately $383 million in letters of credit outstanding.

     INVESTING IN THE CONVERTIBLE DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     We will not receive any of the proceeds from the sale of the convertible debentures or the shares of common stock by any of the selling securityholders. The convertible debentures and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. If the selling securityholders use any broker-dealers and, if broker-dealers purchase any convertible debentures or shares of common stock as principals, any profits received by such broker-dealers on the resale of the convertible debentures or shares of common stock may be deemed to be underwriting discounts or commissions under the Securities Act.

     Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                  The date of this prospectus is July 23, 2003

                               TABLE OF CONTENTS

                             ---------------------

                                                              PAGE
                                                              ----
Notice to Investors.........................................   ii
Forward-Looking Statements..................................   ii
Where You Can Find More Information.........................  iii
Incorporation of Certain Documents by Reference.............  iii
The Williams Companies, Inc. ...............................    1
Summary of the Offering.....................................    2
Risk Factors................................................    4
Use of Proceeds.............................................   17
Ratio of Earnings to Fixed Charges..........................   17
Price Range of Common Stock and Dividends...................   18
Description of Convertible Debentures.......................   18
Description of Capital Stock................................   34
Selling Securityholders.....................................   37
Material U.S. Federal Income Tax Considerations.............   41
Certain ERISA Considerations................................   44
Plan of Distribution........................................   45
Validity of the Securities..................................   47
Experts.....................................................   47

                              NOTICE TO INVESTORS

     As used in this prospectus, the terms "Williams," "Company," "we," "our" and "us" refer to The Williams Companies, Inc., except where the context otherwise requires or as otherwise indicated.

     We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it.

     This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

     You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

                           FORWARD-LOOKING STATEMENTS

     Certain matters discussed in this prospectus, excluding historical information, include forward-looking statements -- statements that discuss our expected future results based on current and pending business operations. Forward-looking statements can be identified by words such as "anticipates," "believes," "could," "continues," "estimates," "expects," "forecasts," "might," "planned," "potential," "projects," "scheduled" or similar expressions. Events in 2002 significantly impacted the risk environment all businesses face and raised a level of uncertainty in the capital markets that has approached that which led to the general market collapse of 1929. Beliefs and assumptions as to what constitutes appropriate levels of capitalization and fundamental value have changed abruptly. The deterioration of our energy industry sector in the wake of the collapse of Enron combined with the meltdown of the telecommunications industry are both new realities that have had and will likely continue to have specific impacts on all companies, including us. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this prospectus.

     Additional information about issues that could lead to material changes in performance is contained in our annual report on Form 10-K for the year ended December 31, 2002 and our quarterly report on Form 10-Q for the quarter ended March 31, 2003, which are incorporated by reference in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10005. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits.

     The SEC maintains a World Wide Web site on the internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. The reports, proxy and information statements and other information about us can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Williams is "incorporating by reference" information which it files with the SEC which means that it can disclose important information to investors by referring investors to those documents. The information incorporated by reference or deemed incorporated by reference is an important part of this prospectus and information that Williams files later with the SEC will be deemed to automatically update and supersede this incorporated information. Williams incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the completion of this offering.

     - Our annual report on Form 10-K for the year ended December 31, 2002.

     - Our quarterly report on Form 10-Q for the quarter ended March 31, 2003.

     - Our current reports on Form 8-K filed January 2, 2003, January 9, 2003, January 17, 2003, January 24, 2003, February 19, 2003, February 21, 2003,
       March 6, 2003, March 12, 2003, March 19, 2003, March 21, 2003, April 10,
       2003, April 15, 2003, April 16, 2003, April 21, 2003, April 22, 2003,
       April 25, 2003, May 13, 2003, May 19, 2003, May 21, 2003, May 23, 2003,
       May 29, 2003, May 30, 2003, June 2, 2003, June 5, 2003, June 9, 2003,
       June 10, 2003, June 13, 2003, June 19, 2003, June 27, 2003, July 1, 2003,
       July 18, 2003 and July 24, 2003.

     - Our definitive proxy statement on Schedule 14A filed April 7, 2003.

     Investors can get a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

                          The Williams Companies, Inc.
                              One Williams Center
                             Tulsa, Oklahoma 74172
                         Attention: Corporate Secretary
                           Telephone: (918) 573-2000

     Investors should rely only on the information contained or incorporated in this prospectus. Williams has not authorized anyone else to provide investors with different information. Investors should not rely on any other representations. Williams' affairs may change after this prospectus is distributed. Investors should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document. Investors should read all information supplementing this prospectus.

                          THE WILLIAMS COMPANIES, INC.

     We are an energy company originally incorporated under the laws of the state of Nevada in 1949 and reincorporated under the laws of the state of Delaware in 1987. We were founded in 1908 when two Williams brothers began a construction company in Fort Smith, Arkansas. Today, we primarily find, produce, gather, process and transport natural gas. Our operations serve the Northwest, California, Rocky Mountains, Gulf Coast and Eastern Seaboard markets.

     In 2002, we faced many challenges including credit issues following the deterioration of our energy industry sector in the wake of the Enron bankruptcy in late 2001 and our assumption of payment obligations and performance on guarantees associated with our former telecommunications subsidiary, Williams Communications Group, Inc. (WCG). With the deterioration of the energy industry, the credit rating agencies' requirements for investment grade companies in this sector became more stringent. In response to those requirements, we announced plans on December 19, 2001, to strengthen our balance sheet in an effort to maintain our investment grade ratings. Those plans, as revised due to changing market conditions, included reducing capital expenditures, eliminating certain credit ratings triggers from our loan agreements, reducing costs and reducing quarterly dividends paid on our common stock, and selling assets to generate proceeds to reduce outstanding debt. Despite our balance sheet strengthening efforts, we lost our investment grade ratings in July 2002. With the loss of our investment grade ratings, our business changed significantly, especially our Energy Marketing & Trading business. Some counterparties were unwilling to extend credit and required cash, letters of credit, or other collateral. Concurrently, our credit facility banks were unwilling to extend our $2.2 billion 364-day unsecured credit facility. As a result, we faced a liquidity crisis. We quickly worked with our banks and other parties to obtain secured credit facilities, and also sold a significant amount of assets to meet our liquidity gap. Following this short-term liquidity crisis, we continued to pursue cost reducing measures including a downsizing of our work force. We also settled substantially all issues between us and WCG through WCG's Chapter 11 reorganization.

     On February 20, 2003, we outlined our planned business strategy for the next few years which we believe to be a comprehensive response to the events that impacted the energy sector and Williams during 2002. The business strategy focuses on retaining a strong, but smaller, portfolio of natural gas businesses and bolstering our liquidity through more asset sales, strategic financing at the Williams and subsidiary levels and additional reductions in our operating costs. This strategy is designed to address near-term and medium-term liquidity issues and to further reduce our leverage with the objective of returning to investment grade and to retain businesses with favorable returns and opportunities for growth in the future.

     We will need to complete further cost reductions and asset sales and realize our business strategy in order to meet our liquidity needs. See the Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity section of our annual report on Form 10-K for the fiscal year ending December 31, 2002 filed on March 19, 2003 and our quarterly report for the fiscal quarter ending March 31, 2003 filed on May 13, 2003 incorporated herein by reference for further details regarding the liquidity issues we are facing. See also the Risk Factors beginning on page 4 of this prospectus for a discussion of factors that could adversely affect our business, operating results, and financial condition, as well as adversely affect the value of an investment in our securities.

     Our ongoing business segments include Gas Pipeline, Exploration & Production, Midstream Gas & Liquids, and Energy Marketing & Trading. See "Part I -- Item 1. Business -- Business Segments" in our annual report on Form 10-K for the fiscal year ending December 31, 2002 for a more detailed description of assets owned and services provided by each of our business segments.

                            SUMMARY OF THE OFFERING

     This summary contains basic information about this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors," and our financial statements and the notes thereto before making an investment decision.

Securities Offered............   $300,000,000 aggregate principal amount of
                                 5.50% Junior Subordinated Convertible
                                 Debentures due 2033.

Maturity Date.................   June 1, 2033.

Minimum Denominations.........   $50 principal amount and integral multiples
                                 thereof.

Interest......................   5.50% per annum on the principal amount, from
                                 May 28, 2003 and payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning September 1, 2003, subject to the deferral provisions described below.

Deferral of Interest..........   As long as we do not default in the payment of
                                 interest on the convertible debentures, we have the right to defer payments of interest on the convertible debentures by extending the interest payment period from time to time for periods not exceeding 20 consecutive quarterly interest periods, which we refer to as "extension periods;" provided that no extension period may extend beyond the stated maturity of the convertible debentures or end on a date other than an interest payment date.

                                 During any period in which interest payments on the convertible debentures are deferred, interest will continue to accrue on the convertible debentures at the applicable interest rate compounded quarterly. Upon the termination of an extension period, payment of all accrued and unpaid amounts on the convertible debentures is due. If we pay all accrued and unpaid interest at the end of an extension period, we may elect to begin a new extension period. If a deferral of an interest payment occurs, the holders of the convertible debentures will continue to accrue income for U.S. federal income tax purposes in advance of the corresponding interest payment. See "Material U.S. Federal Income Tax Considerations -- Accrual of Original Issue Discount."

                                 Subject to certain exceptions, we have agreed and have agreed to cause our subsidiaries not to declare or pay any dividend on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to our common stock or preferred stock or make any guarantee payments with respect thereto during any extension period. The foregoing does not apply to dividends on our common stock payable in our common stock.

Conversion Rights.............   The convertible debentures are convertible at
                                 any time prior to the close of business on June
                                 1, 2033, or, in the case of convertible
                                 debentures called for redemption, prior to the close of business on the business day prior to the applicable redemption date, at the option of the holder, into shares of our common stock, at the rate of 4.5907 shares of our common stock per $50 principal amount of convertible debenture, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately

                                 $10.89 per share of our common stock. The last reported sales price of our common stock on the New York Stock Exchange composite tape on July 22, 2003 was $7.27 per share. No fractional shares of our common stock will be issued as a result of a conversion. Instead, we will pay cash in lieu of fractional shares. You will not receive cash or additional shares to compensate you for any accrued but unpaid interest on the convertible debentures through the time of conversion. This accrued interest will be forfeited, except in limited circumstances.

Redemption....................   On or after June 1, 2010, we may redeem the
                                 convertible debentures for cash, at our option in whole or in part from time to time, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon, including compounded interest, to but not including the date of redemption, if for at least 20 trading days within the preceding period of 30 consecutive trading days, including on the last day in the 30-day period, the closing price of our common stock exceeds 130% of the conversion price.

Repurchase upon Change of
Control.......................   Following a change of control, as defined in
                                 this prospectus, each holder of convertible debentures will have the right to require us to purchase any or all of the convertible debentures held by that holder at a purchase price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest thereon, including compounded interest, to, but not including, the date of purchase.

Subordination.................   The payment of principal and interest on the
                                 convertible debentures will rank junior to all of our present and future senior and senior subordinated debt. In addition, payment of principal and interest on the convertible debentures will be structurally subordinated to the liabilities of our subsidiaries, including subsidiary debt. As of March 31, 2003, Williams had approximately $13.8 billion of senior and senior subordinated debt, including approximately $4.2 billion of subsidiary debt other than intercompany indebtedness, trade payables and other liabilities of our subsidiaries. As of March 31, 2003, we also had approximately $383 million of letters of credit outstanding. The indenture under which the convertible debentures have been issued does not limit the aggregate amount of senior and senior subordinated debt that may be incurred by us and does not limit the liabilities of our subsidiaries.

Use of Proceeds...............   We will not receive any of the proceeds of the
                                 resale of the convertible debentures or the common stock issuable upon conversion by the selling securityholders.

                                  RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors in deciding whether to purchase the convertible debentures or the common stock into which the convertible debentures may convert.

RISKS AFFECTING OUR STRATEGY AND FINANCING NEEDS

  RECENT DEVELOPMENTS AFFECTING THE WHOLESALE POWER AND ENERGY TRADING INDUSTRY SECTOR HAVE REDUCED MARKET ACTIVITY AND LIQUIDITY AND MIGHT CONTINUE TO ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     As a result of the 2000-2001 energy crisis in California, the resulting collapse in energy merchant credit, the recent volatility in natural gas prices, the Enron Corporation bankruptcy filing, and investigations by governmental authorities into energy trading activities and increased litigation related to such inquiries, companies generally in the regulated and so-called unregulated utility businesses have been adversely affected.

     These market factors have led to industry-wide downturns that have resulted in some companies being forced to exit from the energy trading markets, leading to a reduction in the number of trading partners and in market liquidity and announcements by us, other energy suppliers and gas pipeline companies of plans to sell large numbers of assets in order to boost liquidity and strengthen their balance sheets. Proposed and completed sales by other energy suppliers and gas pipeline companies could increase the supply of the type of assets we are attempting to sell and potentially lead either to our failing to execute such asset sales or our obtaining lower prices on completed asset sales. If either of these developments were to occur, our ability to realize our strategy of improving our liquidity and reducing our indebtedness through asset sales could be significantly hampered.

  BECAUSE WE NO LONGER MAINTAIN INVESTMENT GRADE CREDIT RATINGS, OUR COUNTERPARTIES MIGHT REQUIRE US TO PROVIDE INCREASING AMOUNTS OF CREDIT SUPPORT WHICH WOULD RAISE OUR COST OF DOING BUSINESS.

     Our transactions in each of our businesses, especially in our Energy Marketing & Trading business, will require greater credit assurances, both to be given from, and received by, us to satisfy credit support requirements. Additionally, certain market disruptions or a further downgrade of our credit ratings might further increase our cost of borrowing or further impair our ability to access one or any of the capital markets. Such disruptions could include:

     - economic downturns;

     - deteriorating capital market conditions generally;

     - market prices for electricity and natural gas;

     - terrorist attacks or threatened attacks on our facilities or those of other energy companies; or

     - the overall health of the energy industry, including the bankruptcy of energy companies.

RISKS RELATED TO OUR BUSINESS

  ELECTRICITY, NATURAL GAS LIQUIDS AND GAS PRICES ARE VOLATILE AND THIS VOLATILITY COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS, CASH FLOWS, ACCESS TO CAPITAL AND ABILITY TO MAINTAIN EXISTING BUSINESSES.

     Our revenues, operating results, profitability, future rate of growth and the carrying value of our electricity and gas businesses depend primarily upon the prices we receive for natural gas and other commodities. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital.

     Historically, the markets for these commodities have been volatile and they are likely to continue to be volatile. Wide fluctuations in prices might result from relatively minor changes in the supply of and demand for these commodities, market uncertainty and other factors that are beyond our control, including:

     - worldwide and domestic supplies of electricity, natural gas, petroleum and related commodities;

     - weather conditions;

     - the level of consumer demand;

     - the price and availability of alternative fuels;

     - the availability of pipeline capacity;

     - the price and level of foreign imports;

     - domestic and foreign governmental regulations and taxes;

     - the overall economic environment; and

     - the availability of credit in the markets where energy products are bought and sold.

     These factors and the volatility of the energy markets make it extremely difficult to predict future electricity and gas price movements with any certainty. Further, electricity and gas prices do not necessarily move in tandem.

  WE MIGHT NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH SELLING AND MARKETING PRODUCTS IN THE WHOLESALE ENERGY MARKETS.

     Our trading portfolios consist of wholesale contracts to buy and sell commodities, including contracts for electricity, natural gas, natural gas liquids and other commodities that are settled by the delivery of the commodity or cash throughout the United States. If the values of these contracts change in a direction or manner that we do not anticipate or cannot manage, we could realize material losses from our trading activities. In the past, certain marketing and trading companies have experienced severe financial problems due to price volatility in the energy commodity markets. In certain instances this volatility has caused companies to be unable to deliver energy commodities that they had guaranteed under contract. In such event, we might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. In addition, in our businesses, we often extend credit to our counterparties. Despite performing credit analysis prior to extending credit, we are exposed to the risk that we might not be able to collect amounts owed to us. If the counterparty to such a financing transaction fails to perform and any collateral we have secured is inadequate, we will lose money.

     If we are unable to perform under our energy agreements, we could be required to pay damages. These damages generally would be based on the difference between the market price to acquire replacement energy or energy services and the relevant contract price. Depending on price volatility in the wholesale energy markets, such damages could be significant.

  OUR RISK MANAGEMENT AND HEDGING ACTIVITIES MIGHT NOT PREVENT LOSSES.

     Although we have risk management systems in place that use various methodologies to quantify risk, these systems might not always be followed or might not always work as planned. Further, such risk management systems only provide information, but do not in themselves manage risk. Adverse changes in energy commodity market prices, volatility, adverse correlation of commodity prices, the liquidity of markets, and changes in interest rates might still adversely affect our earnings and cash flows and our balance sheet under applicable accounting rules, even if risks have been identified.

     To lower our financial exposure related to commodity price and market fluctuations, we have entered into contracts to hedge certain risks associated with our assets and operations, including our long-term tolling agreements. In these hedging activities, we have used fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges, as well as long-term structured transactions when feasible. Substantial declines in market liquidity, however, as well as deterioration of our credit and termination of existing positions (due for example to credit concerns) have greatly limited our ability to hedge identified risks and have caused previously hedged positions to become unhedged. To the extent we have unhedged positions, fluctuating commodity prices could cause our net revenues and net income to be volatile.

  OUR OPERATING RESULTS MIGHT FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Revenues from our businesses, including gas transmission and the sale of electric power, can have seasonal characteristics. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, demand for power peaks during the winter. In addition, demand for gas and other fuels peaks during the winter. As a result, our overall operating results in the future might fluctuate substantially on a seasonal basis. The pattern of this fluctuation might change depending on the nature and location of our facilities and pipeline systems and the terms of our power sale agreements and gas transmission arrangements.

  OUR INVESTMENTS AND PROJECTS LOCATED OUTSIDE OF THE UNITED STATES EXPOSE US TO RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, POLITICAL CONDITIONS AND POLICIES OF FOREIGN GOVERNMENTS. THESE RISKS MIGHT DELAY OR REDUCE OUR REALIZATION OF VALUE FROM OUR INTERNATIONAL PROJECTS.

     We currently own and might acquire and/or dispose of material energy-related investments and projects outside the United States. The economic and political conditions in certain countries where we have interests or in which we might explore development, acquisition or investment opportunities present risks of delays in construction and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States. The uncertainty of the legal environment in certain foreign countries in which we develop or acquire projects or make investments could make it more difficult to obtain non-recourse project or other financing on suitable terms, could adversely affect the ability of certain customers to honor their obligations with respect to such projects or investments and could impair our ability to enforce our rights under agreements relating to such projects or investments.

     Operations in foreign countries also can present currency exchange rate and convertibility, inflation and repatriation risk. In certain conditions under which we develop or acquire projects, or make investments, economic and monetary conditions and other factors could affect our ability to convert our earnings denominated in foreign currencies. In addition, risk from fluctuations in currency exchange rates can arise when our foreign subsidiaries expend or borrow funds in one type of currency but receive revenue in another. In such cases, an adverse change in exchange rates can reduce our ability to meet expenses, including debt service obligations. Foreign currency risk can also arise when the revenues received by our foreign subsidiaries are not in U.S. dollars. In such cases, a strengthening of the U.S. dollar could reduce the amount of cash and income we receive from these foreign subsidiaries. While we believe we have hedges and contracts in place to mitigate our most significant foreign currency exchange risks, our hedges might not be sufficient or we might have some exposures that are not hedged which could result in losses or volatility in our revenues.

RISKS RELATED TO LEGAL PROCEEDINGS AND GOVERNMENTAL INVESTIGATIONS

  WE MIGHT BE ADVERSELY AFFECTED BY GOVERNMENTAL INVESTIGATIONS RELATED TO PRICING INFORMATION THAT WE PROVIDED TO MARKET PUBLICATIONS.

     On October 25, 2002, we disclosed that inaccurate pricing information had been provided to energy industry trade publications. This disclosure came as a result of an internal review conducted in conjunction with requests for information made by the FERC and the Commodity Futures Trading Commission ("CFTC") on energy trading practices. We had separately commenced a review of our historical survey publication data after another market participant announced in September 2002 that certain of its employees had provided inaccurate pricing data to publications. Later we received a subpoena from the San Francisco office of the U.S. Attorney relating to a federal grand jury inquiry regarding the same matters. We cannot predict the outcome of this investigation or whether this investigation will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which might be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

  WE MIGHT BE ADVERSELY AFFECTED BY GOVERNMENTAL INVESTIGATIONS AND ANY RELATED LEGAL PROCEEDINGS RELATED TO THE ALLEGED CONDUCTING OF "ROUNDTRIP" TRADES BY OUR ENERGY TRADING BUSINESS.

     Public and regulatory scrutiny of the energy industry and of the capital markets has resulted in increased regulation being either proposed or implemented. In particular, the activities of Enron Corporation and other energy traders in allegedly using "roundtrip" trades which involve the prearrangement of simultaneously executed and offsetting buy and sell trades for the purpose of increasing reported revenues or trading volumes, or influencing prices and which lack a legitimate business purpose, have resulted in increased public and regulatory scrutiny. To date, we have responded to requests for information from the FERC and the SEC, related to an investigation of "roundtrip" energy transactions from January 2000 through 2002. We also have received and are responding to subpoenas and supplemental requests for information regarding gas and power trading activities, which involve the same issues and time period covered by the requests from the CFTC.

     Such inquiries are ongoing and continue to adversely affect the energy trading business as a whole. We might see these adverse effects continue as a result of the uncertainty of these ongoing inquiries or additional inquiries by other federal or state regulatory agencies. In addition, we cannot predict the outcome of any of these inquiries, or whether these inquiries will lead to additional legal proceedings against us, civil or criminal fines or penalties, or other regulatory action, including legislation, which might be materially adverse to the operation of our trading business and our trading revenues and net income or increase our operating costs in other ways.

  WE MIGHT BE ADVERSELY AFFECTED BY OTHER LEGAL PROCEEDINGS AND GOVERNMENTAL INVESTIGATIONS RELATED TO THE ENERGY MARKETING AND TRADING BUSINESS.

     Electricity and natural gas markets in California and elsewhere will continue to be subject to numerous and far-reaching federal and state proceedings and investigations because of allegations that wholesale price increases resulted from the exercise of market power and collusion of the power generators and sellers such as Energy Marketing & Trading. Discussions by governmental authorities and representatives in California and other states have ranged from threats of re-regulation to suspension of plans to move forward towards deregulation. The outcomes of these proceedings and investigations might create corporate liability for Williams, and directly or indirectly affect our creditworthiness and ability to perform our contractual obligations as well as other market participants' creditworthiness and their ability to perform their contractual obligations.

  WE MIGHT BE ADVERSELY AFFECTED BY SECURITIES CLASS ACTION LITIGATION.

     Since January 2002, numerous class action lawsuits have been filed against us. The majority of these suits allege that we and our co-defendants fraudulently disclosed or failed to disclose material facts regarding our relationship with Williams Communications and our operation of our energy marketing and trading subsidiary. In addition, some of the suits contain allegations that we and our co-defendants acted jointly and severally to inflate our stock price and, for short periods of times, the stock price of Williams Communications. See "Legal Proceedings" in our annual report on Form 10-K for the year ended December 31, 2002 and our quarterly report on Form 10-Q for the quarter ended March 31, 2003. As a result of these, and any future securities class action litigation, we may face substantial costs and our management's attention and resources may be diverted, which could harm our business.

RISKS RELATED TO THE REGULATION OF OUR BUSINESSES

  OUR BUSINESSES ARE SUBJECT TO COMPLEX GOVERNMENT REGULATIONS. THE OPERATION OF OUR BUSINESSES MIGHT BE ADVERSELY AFFECTED BY CHANGES IN THESE REGULATIONS OR IN THEIR INTERPRETATION OR IMPLEMENTATION.

     Existing regulations might be revised or reinterpreted, new laws and regulations might be adopted or become applicable to us or our facilities, and future changes in laws and regulations might have a detrimental effect on our business. Certain restructured markets have recently experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, proposals have been made by governmental agencies and other interested parties to re-regulate areas of these markets which have previously been deregulated. We cannot assure you that other proposals to re-regulate will not be made or that legislative or other attention to the electric power restructuring process will not cause the deregulation process to be delayed or reversed. If the current trend towards competitive restructuring of the wholesale and retail power markets is reversed, discontinued or delayed, our business models might be inaccurate and we might face difficulty in accessing capital to refinance our debt and funding for operating and generating revenues in accordance with our current business plans.

     For example, in 2000, the FERC issued Order 637, which sets forth revisions to its policies governing the regulation of interstate natural gas pipelines that it finds necessary to adjust its current regulatory model to the needs of evolving markets. The FERC, however, determined that any fundamental changes to its regulatory policy will be considered after further study and evaluation of the evolving marketplace. Order 637 revised the FERC's pricing policy to waive through September 30, 2002 the maximum price ceilings for short-term releases of capacity of less than one year and to permit pipelines to file proposals to implement seasonal rates for short-term services and term-differentiated rates. Certain parties requested rehearing of Order 637 and eventually appealed certain issues to the District of Columbia Circuit Court of Appeals. The D.C. Circuit remanded as to certain issues, and on October 31, 2002, the FERC issued its order on remand. Rehearing requests for that order are now pending with the FERC. Given the extent of the FERC's regulatory power, we cannot give any assurance regarding the likely regulations under which we will operate our natural gas transmission and storage business in the future or the effect of regulation on our financial position and results of operations.

     The FERC has proposed to broaden its regulations that restrict relations between our jurisdictional natural gas companies, or "jurisdictional companies," and our marketing affiliates. In addition, the proposed rules would limit communications between each of our jurisdictional companies and all of our other companies engaged in energy activities. The rulemaking is pending at the FERC and the precise scope and effect of the rule is unclear. If adopted as proposed, the rule could adversely affect our ability to coordinate and manage our energy activities.

  OUR REVENUES MIGHT DECREASE IF WE ARE UNABLE TO GAIN ADEQUATE, RELIABLE AND AFFORDABLE ACCESS TO TRANSMISSION AND DISTRIBUTION ASSETS DUE TO THE FERC AND REGIONAL REGULATION OF WHOLESALE MARKET TRANSACTIONS FOR ELECTRICITY AND GAS.

     We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we buy and sell in the wholesale market. If transmission is disrupted, if capacity is inadequate, or if credit requirements or rates of such utilities or energy companies are increased, our ability to sell and deliver products might be hindered. The FERC has issued power transmission regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, some companies have failed to provide fair and equal access to their transmission systems or have not provided sufficient transmission capacity to enable other companies to transmit electric power. We cannot predict whether and to what extent the industry will comply with these initiatives, or whether the regulations will fully accomplish the FERC's objectives.

     In addition, the independent system operators who oversee the transmission systems in regional power markets, such as California, have in the past been authorized to impose, and might continue to impose, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms might adversely impact the profitability of our wholesale power marketing and trading. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by regulators, independent system operators or other marker operators, we can offer no assurance that we will be able to operate profitably in all wholesale power markets.

  THE DIFFERENT REGIONAL POWER MARKETS IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE HAVE CHANGING REGULATORY STRUCTURES, WHICH COULD AFFECT OUR GROWTH AND PERFORMANCE IN THESE REGIONS.

     Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that might arise in the formation and operation of new regional transmission organizations ("RTOs") might restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets might also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets might have on our business.

  OUR GAS SALES, TRANSMISSION AND STORAGE OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS AND RATE PROCEEDINGS THAT COULD HAVE AN ADVERSE IMPACT ON OUR ABILITY TO RECOVER THE COSTS OF OPERATING OUR PIPELINE FACILITIES.

     Our interstate gas sales, transmission and storage operations conducted through our Gas Pipeline business are subject to the FERC's rules and regulations in accordance with the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. The FERC's regulatory authority extends to:

     - transportation and sale for resale of natural gas in interstate commerce;

     - rates and charges;

     - construction;

     - acquisition, extension or abandonment of services or facilities;

     - accounts and records;

     - depreciation and amortization policies; and

     - operating terms and conditions of service.

     The FERC has taken certain actions to strengthen market forces in the natural gas pipeline industry that has led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a transmission provider based on economic and other considerations.

RISKS RELATED TO ENVIRONMENTAL MATTERS

  WE COULD INCUR MATERIAL LOSSES IF WE ARE HELD LIABLE FOR THE ENVIRONMENTAL CONDITION OF ANY OF OUR ASSETS.

     We are generally responsible for all on-site liabilities associated with the environmental condition of our facilities and assets, which we have acquired or developed, regardless of when the liabilities arose and whether they are known or unknown. We can also be held liable for the cleanup of sites that we formerly owned or operated, as well as third party disposal sites where wastes from our current or former operations have been sent. In addition, in connection with certain acquisitions and sales of assets, we might obtain, or be required to provide, indemnification against certain environmental liabilities. If we incur a material liability, or the other party to a transaction fails to meet its indemnification obligations to us, we could suffer material losses.

  ENVIRONMENTAL REGULATION AND LIABILITY RELATING TO OUR BUSINESS WILL BE SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES, AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our operations are subject to extensive environmental regulation pursuant to a variety of federal, provincial, state, municipal and foreign laws and regulations. Such environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that our facilities, sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Existing environmental regulations could also be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur. The federal government and several states recently have proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management.

     Compliance with environmental legislation will require significant expenditures, including expenditures for compliance with the Clean Air Act and similar legislation, for clean up costs and damages arising out of contaminated properties, and for failure to comply with environmental legislation and regulations which might result in the imposition of fines and penalties. The steps we take to bring certain of our facilities into compliance could be prohibitively expensive, and we might be required to shut down or alter the operation of those facilities, which might cause us to incur losses.

     Further, our regulatory rate structure and our contracts with clients might not necessarily allow us to recover capital costs we incur to comply with new environmental regulations. Also, we might not be able to obtain or maintain from time to time all required environmental regulatory approvals for certain development projects. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be prevented or become subject to additional costs. Should we fail to comply with all applicable environmental laws, we might he subject to penalties and fines imposed against us by regulatory authorities. Although we do not expect that the costs of complying with current environmental legislation will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

     Our wholly-owned subsidiaries, Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc. and Williams, GP LLC (collectively, the "Selling Parties") retained potential environmental exposure in connection with the June 17, 2003 sale of the assets of Williams Energy Services, LLC and Williams Natural Gas Liquids, Inc., the membership interests in WEG GP LLC and the partnership interests in Williams Energy Partners, L.P. to WEG Acquisitions, L.P. Furthermore, we, as the parent company of the Selling Parties, entered into an agreement in favor of WEG Acquisitions, L.P., guaranteeing payment and performance of the Selling Parties' obligations to WEG Acquisitions, L.P. Included in the terms of the transaction were various indemnities given by the Selling Parties to WEG Acquisitions, L.P. The indemnities serve to protect WEG Acquisitions, L.P. from "Losses" that it sustains or incurs from certain environmental matters included on certain schedules to the purchase agreement that governs the sale and from breaches of the Selling Parties' representations, warranties or covenants under the agreement. The term "Losses" includes any damage, judgment, fine, penalty, demand, settlement, liability, cost, tax, expense, claim or cause of action. Under the purchase agreement, WEG Acquisitions, L.P. agreed to assume costs associated with certain scheduled environmental matters and other indemnity obligations of Selling Parties to a maximum amount of approximately $22 million. The parties also agreed that the Selling Parties' indemnity obligations under the agreement would be limited, under various circumstances, to a maximum aggregate amount of $175 million, with indemnity obligations limited to a maximum aggregate amount of $125 million for certain environmental indemnity obligations related to the assets of Williams Pipe Line Company, LLC and limited to a maximum aggregate amount of $13.3 million for certain environmental obligations related to assets of Williams Natural Gas Liquids, Inc.

RISKS RELATING TO ACCOUNTING POLICY

  POTENTIAL CHANGES IN ACCOUNTING STANDARDS MIGHT CAUSE US TO REVISE OUR FINANCIAL DISCLOSURE IN THE FUTURE, WHICH MIGHT CHANGE THE WAY ANALYSTS MEASURE OUR BUSINESS OR FINANCIAL PERFORMANCE.

     Recently discovered accounting irregularities in various industries have forced regulators and legislators to take a renewed look at accounting practices, financial disclosures, companies' relationships with their independent auditors and retirement plan practices. Because it is still unclear what laws or regulations will develop, we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies or the energy industry or in our operations specifically.

     In addition, the Financial Accounting Standards Board ("FASB") or the SEC could enact new accounting standards that might impact how we are required to record revenues, expenses, assets and liabilities. For instance, Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," implemented on January 1, 2003, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made. See Note 3 to our Consolidated Financial Statements in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2003 for further details.

     In October 2002, the FASB's Emerging Issues Task Force ("EITF") reached consensus on Issue No. 02-3 deliberations and rescinded Issue No. 98-10. As a result, all energy trading contracts that do not meet the definition of a derivative under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," will be reported on an accrual basis.

     We have applied the consensus effective January 1, 2003, and recorded a reduction to net income of $762.5 million in the first quarter of 2003 on an after-tax basis which was reported as a cumulative effect of a change in accounting principle.

     The accounting for Energy Marketing & Trading's energy-related contracts, which include contracts such as transportation, storage, load serving and tolling agreements, requires us to assess whether certain of these contracts are executory service arrangements or leases pursuant to SFAS No. 13, "Accounting for Leases." In May 2003, the EITF reached a consensus on Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease," that must be applied to arrangements consummated or substantively modified after the date of the consensus.

RISKS RELATING TO OUR INDUSTRY

  THE LONG-TERM FINANCIAL CONDITION OF OUR U.S. AND CANADIAN NATURAL GAS TRANSMISSION AND MIDSTREAM BUSINESSES ARE DEPENDENT ON THE CONTINUED AVAILABILITY OF NATURAL GAS RESERVES.

     The development of additional natural gas reserves requires significant capital expenditures for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to our pipeline systems. Low prices for natural gas, regulatory limitations, or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional natural gas reserves might not be developed in commercial quantities and in sufficient amounts to fill the capacities of our gathering and processing pipeline facilities.

  OUR GATHERING, PROCESSING AND TRANSPORTING ACTIVITIES INVOLVE NUMEROUS RISKS THAT MIGHT RESULT IN ACCIDENTS AND OTHER OPERATING RISKS AND COSTS.

     There are inherent in our gas gathering, processing and transporting properties a variety of hazards and operating risks, such as leaks, explosions and mechanical problems that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks.

OTHER RISKS

  RECENT TERRORIST ACTIVITIES AND THE POTENTIAL FOR MILITARY AND OTHER ACTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies might lead to increased political, economic and financial market instability and volatility in prices for natural gas, which could affect the market for our gas operations. In addition, future acts of terrorism could be directed against companies operating in the United States, and it has been reported that terrorists might be targeting domestic energy facilities. While we are taking steps that we believe are appropriate to increase the security of our energy assets, there is no assurance that we can completely secure our assets or completely protect them against a terrorist attack. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business. In particular, we might experience increased capital or operating costs to implement increased security for our energy assets.

     The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks that we and our competitors typically insure against might decrease. In addition, the insurance that we are able to obtain might have higher deductibles, higher premiums and more restrictive policy terms.

RISKS RELATING TO THE CONVERTIBLE DEBENTURES

  WE CANNOT PAY YOU UNDER THE CONVERTIBLE DEBENTURES UNLESS WE FIRST MAKE OTHER REQUIRED PAYMENTS.

     Our obligations under the convertible debentures will rank junior to all of our current and future senior and senior subordinated indebtedness. This means that we cannot make any payments on the convertible debentures if we are in default on a payment of certain senior indebtedness or senior subordinated indebtedness, including upon acceleration thereof, and do not cure the default within the applicable grace period or, subject to certain time limits, if other defaults exist with respect to such senior or senior subordinated indebtedness that give rise to a right to accelerate such indebtedness or if the senior indebtedness or senior subordinated indebtedness becomes immediately due because of a default and has not yet been paid in full. As of March 31, 2003, we had approximately $13.8 billion of senior and senior subordinated debt, including approximately $4.2 billion of subsidiary debt other than intercompany indebtedness, trade payables and other liabilities of our subsidiaries. In addition, we had approximately $383 million of letters of credit outstanding.

     We are a holding company and we conduct substantially all of our operations through our subsidiaries. We perform management, legal, financial, tax, consulting, administrative and other services for our subsidiaries. Our principal sources of cash are from external financings, dividends and advances from our subsidiaries, investments, payments by our subsidiaries for services rendered, and interest payments from our subsidiaries on cash advances. The amount of dividends available to us from our subsidiaries depends largely upon each subsidiary's earnings and operating capital requirements. The terms of some of our subsidiaries' borrowing arrangements limit the transfer of funds to us. In addition, the ability of our subsidiaries to make any payments to us will depend on our subsidiaries' earnings, business and tax considerations and legal restrictions. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the convertible debentures or to make any funds available therefor, whether by dividends, loans or other payments.

     As a result of our holding company structure, the convertible debentures will effectively rank junior to all existing and future debt, trade payables and other liabilities of our subsidiaries. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of holders of convertible debentures to participate in those assets, will be subject to the prior claims of that subsidiary's creditors, including trade creditors, except to the extent that we ourselves may be a creditor of such subsidiary.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or in any bankruptcy, insolvency, or similar proceedings, the holders of senior and senior subordinated debt will be entitled to receive payment in full of all amounts due under all senior and senior subordinated debt before the holders of the convertible debentures will be entitled to receive any payment on the convertible debentures.

     There are no terms in the convertible debentures that limit our or our subsidiaries' ability to incur additional indebtedness.

  OUR OTHER DEBT AGREEMENTS IMPOSE RESTRICTIONS ON US THAT MAY ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

     Our other debt agreements contain covenants that restrict, among other things, our ability to:

     - incur additional indebtedness and issue preferred stock;

     - enter into asset sales;

     - pay dividends and distributions and make certain investments;

     - enter into transactions with affiliates;

     - incur liens on assets to secure certain debt;

     - engage in certain business activities; and

     - engage in certain mergers or consolidations and transfers of assets.

     In addition, our other debt agreements contain, and other debt agreements we enter into in the future may contain, financial covenants and other limitations that we will need to comply with. Our ability to comply with these covenants may be affected by many events beyond our control, and we cannot assure you that our future operating results will be sufficient to comply with the covenants, or in the event of a default under any of our debt agreements, to remedy that default.

     Our failure to comply with any of our financial or other covenants in our other debt agreements could result in an event of default. Upon the occurrence of an event of default under our credit facilities, the lenders could elect to declare all amounts outstanding under the facility to be immediately due and payable and terminate all commitments to extend further credit. By reason of cross-default provisions in our other debt instruments and in the indenture for the convertible debentures, much of our other indebtedness could also become immediately due and payable at that time as well. If the lenders under any of our credit facilities or other debt agreements, including the convertible debentures, accelerate the maturity of any loans or other debt outstanding to us, we may not have sufficient assets to repay amounts outstanding under our credit facilities and our other indebtedness, including the convertible debentures.

  WE MAY NOT BE ABLE TO SERVICE OUR DEBT.

     Our ability to pay or to refinance our indebtedness, including the convertible debentures, will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

     We anticipate that our operating cash flow, together with money we anticipate being available to us to borrow under our credit facility and through other sources including further issuances, if needed, in the capital markets and from asset sales, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our debt as it becomes due. However, we cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to borrow additional funds or generate proceeds from asset sales in amounts sufficient to enable us to pay our indebtedness, including the convertible debentures, or to fund our other liquidity needs.

  WE MAY BE UNABLE TO REPURCHASE THE CONVERTIBLE DEBENTURES UPON A CHANGE OF CONTROL.

     Upon a change of control, (as described under "Description of the Convertible Debentures -- Repurchase at Option of the Holder upon Change of Control", you may require us to repurchase all or a portion of your convertible debentures. If a change of control were to occur, the terms of our debt agreements would currently limit our ability to repurchase your convertible debentures. Our future debt agreements may contain similar restrictions and provisions. The convertible debentures require that, upon the occurrence of a change of control, we must offer to repurchase all of the outstanding convertible debentures after first obtaining necessary waivers or causing the relevant borrowers to obtain waivers or prepaying our debt agreements and other debt of Williams or such borrower that might otherwise prohibit such repurchase. Accordingly, we may not be able to satisfy our obligations to repurchase your convertible debentures unless we are able to refinance, or waivers are obtained under, all of our debt agreements with similar restrictions. Any failure to obtain these necessary waivers and make this offer to repurchase, or to repay holders tendering convertible debentures, upon a change of control will result in an event of default under the convertible debentures. In addition, if a change of control would constitute an event of default under our senior and senior subordinated indebtedness, the subordination provisions of the indenture would restrict our ability to make payments on the convertible debentures. We cannot assure you that we will have the financial resources to repurchase your convertible debentures, particularly if that change of control event triggers a similar repurchase requirement for other indebtedness, or results in the acceleration of other indebtedness through a cross-default or similar clause. The term "change of control" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the convertible debentures upon a change of control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of the Convertible Debentures -- Repurchase at Option of the Holder upon Change of Control."

  OPTION TO EXTEND INTEREST PAYMENT PERIOD.

     So long as we are not in default in the payment of interest on the convertible debentures, we have the right under the indenture to defer payments of interest on the convertible debentures by extending the interest payment period from time to time on the convertible debentures for an extension period not exceeding 20 consecutive quarterly interest periods, which we refer to as an extension period, during which no interest shall be due and payable.

     Prior to the termination of any extension period, we may further extend that extension period; provided that such extension period together with all such previous and further extensions thereof may not exceed 20 consecutive quarterly interest periods. Upon the termination of any extension period and the payment of all amounts then due, we may commence a new extension period, subject to the above requirements. Consequently, there could be multiple extension periods of varying lengths throughout the term of the convertible debentures.

  DEFERRAL OF INTEREST MAY ADVERSELY AFFECT THE TRADING PRICE OF THE CONVERTIBLE DEBENTURES.

     If we elect to extend the interest payment period for the convertible debentures, you will not receive accrued interest on the convertible debentures if you sell the convertible debentures before the end of any extension period. If we exercise our right to extend any interest payment period, the convertible debentures may trade at a price that does not fully reflect the value of accrued but unpaid interest. If you sell the convertible debentures during an extension period, you may not receive the same return on investment as someone else who continues to hold the convertible debentures. In addition, the existence of our right to defer payments of interest on the convertible debentures may mean that the market price for the convertible debentures may be more volatile than other securities that do not have these rights.

  DEFERRAL OF INTEREST WOULD HAVE ADVERSE TAX CONSEQUENCES FOR YOU.

     Because we have the right to extend the interest payment period for an extension period of up to 20 consecutive quarterly interest periods, the convertible debentures will be treated as issued with "original issue discount" for U.S. federal income tax purposes. As a result, holders of convertible debentures will be required to include original issue discount in gross income as it accrues for U.S. federal income tax purposes in advance of the receipt of cash. Generally, all of the interest income of a holder of convertible debentures with respect to the convertible debentures will be accounted for as "original issue discount" and actual payments of stated interest will not be separately reported as taxable income. See "Material U.S. Federal Income Tax Considerations -- Accrual of Original Issue Discount."

  THE CONVERTIBLE DEBENTURES IMPOSE ONLY LIMITED RESTRICTIVE COVENANTS.

     The covenants in the governing documents relating to the convertible debentures are extremely limited. In particular, the convertible debentures do not contain covenants that limit our ability to incur additional senior indebtedness or senior subordinated indebtedness or repurchase our capital stock. The indenture does generally prohibit us and our subsidiaries from paying dividends or making certain other distributions or payments with respect to our capital stock during any extension period or if an event of default or a potential event of default as defined in this prospectus has occurred and is continuing with respect to the convertible debentures. See "Description of Convertible Debentures -- Restrictions on Certain Payments."

  THE CONVERTIBLE DEBENTURES MAY BE REDEEMABLE FOR CASH, AT OUR OPTION, ON OR AFTER JUNE 1, 2010 IF, FOR A CERTAIN PERIOD OF TIME, THE CLOSING PRICE OF OUR COMMON STOCK EXCEEDS 130% OF THE CONVERSION PRICE.

     The convertible debentures may be redeemed, in whole or in part from time to time, on or after June 1, 2010 at a redemption price equal to 100% of the principal amount of the convertible debentures to be redeemed plus any accrued and unpaid interest to but not including the redemption date if for 20 trading days within the preceding period of 30 consecutive trading days (including the last day of the period), the closing price of our common stock exceeds 130% of the conversion price. You should assume that this redemption option will be exercised if we are able to refinance at a lower interest rate or it is otherwise in our interest to redeem the convertible debentures. You may exercise your conversion right at any time until the close of business on the business day prior to the redemption date.

  THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE FOR THE CONVERTIBLE DEBENTURES; THEREFORE, YOU MAY SUFFER A LOSS.

     We cannot give you any assurance as to the market price for the convertible debentures. If you resell your convertible debentures, the price you receive will depend on many other factors that may vary over time, including:

     - the number of potential buyers;

     - the level of liquidity of the convertible debentures;

     - ratings published by major credit ratings agencies;

     - our financial performance;

     - the amount of indebtedness we have outstanding;

     - the level, direction and volatility of market interest rates generally;

     - the market for similar securities;

     - the redemption and repayment features of the convertible debentures to be sold; and

     - the time remaining to the maturity of your convertible debentures.

     As a result of these factors, you may only be able to sell your convertible debentures at prices below those you believe to be appropriate, including prices below the price you paid for them.

  THERE MAY BE ADVERSE TAX CONSEQUENCES TO YOU IF YOU DISPOSE OF YOUR CONVERTIBLE DEBENTURES BETWEEN A RECORD DATE AND THE RELATED INTEREST PAYMENT DATE.

     The convertible debentures may trade at a price that does not fully reflect the value of accrued but unpaid interest. A holder who disposes of his convertible debentures between a record date and the related interest payment date will be required to include accrued original issue discount on the convertible debentures through the date of disposition, and to add such amount to his adjusted tax basis in the convertible debentures disposed of. Accordingly, such a holder will recognize a capital loss to the extent the selling price, which may not fully reflect the value of accrued original issue discount, is less than the holder's adjusted tax basis, which will include accrued original issue discount. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Considerations -- Disposition of the Convertible Debentures."

  THERE IS NO EXISTING MARKET FOR THE CONVERTIBLE DEBENTURES AND THERE MAY BE RESTRICTIONS ON RESALE OF THE CONVERTIBLE DEBENTURES.

     The convertible debentures are a new issue of securities with no established trading market. Lehman Brother has advised us that it intends to make a market in the convertible debentures, but it is not obligated to do so and may discontinue its market making at any time without notice. Accordingly, we cannot assure you that a market for the convertible debentures will develop.

  THE POSSIBLE VOLATILITY OF OUR COMMON STOCK PRICE COULD ADVERSELY AFFECT YOUR ABILITY TO RESELL THE CONVERTIBLE DEBENTURES OR COMMON STOCK ISSUABLE UPON CONVERSION OF THE CONVERTIBLE DEBENTURES.

     Securities markets worldwide have in the recent past experienced significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock received upon conversion of the convertible debentures at or above the offering price.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the convertible debentures or the underlying shares of our common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents our consolidated ratio of earnings to fixed charges for the periods shown. Some of the amounts within the calculation of the ratio of earnings to fixed charges have been reclassified due to certain of our activities which are now reported as discontinued operations as described in
Note 1 of Notes to Consolidated Financial Statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2002 incorporated herein by reference. However, the figures in this table are not adjusted to reflect the operations of Williams Energy Partners L.P., Texas Gas Transmission Corporation, Alaskan operations and Gulf Liquids New River Project LLC as discontinued operations as described in our reports on Form 8-K filed on April 22, 2003 and May 22, 2003.

THREE MONTHS ENDED MARCH 31,        YEARS ENDED DECEMBER 31,
----------------------------  ------------------------------------
            2003              2002    2001    2000    1999    1998
            ----              ----    ----    ----    ----    ----
            (a)                (b)    2.76    2.88    1.66    1.45

---------------

(a) Earnings were inadequate to cover fixed charges by $83.5 million for the three months ended March 31, 2003.

(b) Earnings were inadequate to cover fixed charges by $622.7 million for the year ended December 31, 2002.

     For purposes of computing these ratios, earnings means income (loss) from continuing operations before:

     - income taxes;

     - extraordinary gain (loss);

     - minority interest in income (loss) and preferred returns of consolidated subsidiaries;

     - interest expense, net of interest capitalized;

     - interest expense of 50%-owned companies;

     - that portion of rental expense that we believe to represent an interest factor;

     - adjustment to equity earnings to exclude equity investments with losses; and

     - adjustment to equity earnings to reflect actual distributions from equity investments.

     Fixed charges means the sum of the following:

     - interest expense;

     - that portion of rental expense that we believe to represent an interest factor;

     - pretax effect of preferred returns of consolidated subsidiaries; and

     - interest expense of 50%-owned companies.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock, $1.00 par value, is listed and traded on the New York Stock Exchange under the ticker symbol "WMB". The following table sets forth the high and low sales prices for transactions involving our common stock for each calendar quarter, as reported on the New York Stock Exchange Composite Tape, and related cash dividends paid per common share during such periods.

                                                                                CASH
                                                             HIGH     LOW     DIVIDENDS
                                                            ------   ------   ---------
2003:
  Third Quarter (through July 22).........................  $ 7.82   $ 6.78     $.01
  Second Quarter..........................................    8.77     4.87      .01
  First Quarter...........................................    4.74     2.60      .01
2002:
  Fourth Quarter..........................................  $ 3.06   $ 1.35     $.01
  Third Quarter...........................................    6.32      .88      .01
  Second Quarter..........................................   24.17     5.47      .20
  First Quarter...........................................   25.97    14.53      .20
2001:
  Fourth Quarter..........................................  $30.43   $22.10     $.15
  Third Quarter...........................................   33.97    24.99      .18
  Second Quarter..........................................   43.45    32.40      .15(1)
  First Quarter...........................................   42.14    31.73      .15

---------------

(1) On April 23, 2001, Williams distributed 398.5 million shares of common stock of Williams Communications Group, Inc. to Williams' shareholders, or
    0.822399 of a share of Williams Communications common stock for each share of Williams' common stock, to complete the tax-free spin-off of Williams' communications business.

     As of July 21, 2003, there were 517,928,951 shares of our common stock outstanding held by approximately 14,505 shareholders of record. On July 22, 2003 the last reported sale price of our common stock on the New York Stock Exchange was $7.27 per share.

                     DESCRIPTION OF CONVERTIBLE DEBENTURES

     We have issued the 5.50% junior subordinated convertible debentures due June 1, 2033 under an indenture as of May 28, 2003 between Williams, as issuer, and JPMorgan Chase Bank, as trustee. The convertible debentures and the shares of our common stock issuable upon conversion of the convertible debentures are covered by a registration rights agreement. This prospectus and registration statement have been filed to meet our obligations under the registration rights agreement. You may request a copy of the indenture and the registration rights agreement at our address shown under the caption "Where You Can Find More Information."

     The following description is a summary of the material provisions of the convertible debentures, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of convertible debenture are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the convertible debentures.

     Unless otherwise specified, when we refer to "Williams," "we," "us" or "ours" in the following description, we mean only The Williams Companies, Inc. and not its subsidiaries.

GENERAL

     The convertible debentures will be general unsecured obligations of Williams. Our payment obligations under the convertible debentures are subordinated to all of our current and future senior and senior subordinated indebtedness to the extent and in the manner set forth in the indenture and effectively subordinated to all debts and other liabilities of our subsidiaries as described under "-- Subordination of Convertible Debentures." The convertible debentures will be convertible into our common stock as described under "-- Conversion Rights."

     The convertible debentures will be limited to $300,000,000 in aggregate principal amount. The convertible debentures will be issued in minimum denominations of $50 and integral multiples of $50. The convertible debentures will mature on June 1, 2033 unless converted, redeemed or repurchased earlier and are not subject to any sinking fund.

     The convertible debentures bear interest at a rate of 5.50% per annum. Interest will accrue from May 28, 2003, or from the most recent date to which interest has been paid or duly provided for, and the amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     We will pay interest on March 1, June 1, September 1 and December 1 of each year, beginning September 1, 2003, to record holders at the close of business on the preceding February 15, May 15, August 15 or November 15, as the case may be. Interest payable upon redemption or repurchase will be paid to the person to whom principal is payable.

     Interest payments payable on any convertible debentures that are not punctually paid on any interest payment date will cease to be payable to the person in whose name such convertible debentures are registered on the original record date, and such defaulted payment will instead be made to the person in whose name such convertible debentures are registered on the special record date or other specified date determined in accordance with the indenture. Interest on the convertible debentures not paid on the scheduled payment date will accrue and compound quarterly, to the extent permitted by law, at the applicable interest rate.

     If any interest payment date is not a business day, then such interest payment will be made on the next day which is a business day, and without any interest or other payment accruing as a result of such delay, except that if such business day falls in the next calendar year, such interest payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the date such interest payment was originally payable.

     We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the convertible debentures and you may present the convertible debentures for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the convertible debenture register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds. However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

     Registration of transfers or exchanges of convertible debentures will be effected without charge, but payment of a sum sufficient to cover any tax or any other governmental charges that may be imposed in connection with any transfer or exchange may be required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     So long as we are not in default in the payment of interest on the convertible debentures, we will have the right under the indenture to defer payments of interest on the convertible debentures by extending the interest payment period at any time, and from time to time, on the convertible debentures. During any such extension period, interest on the convertible debentures will continue to accrue at the then-applicable annual interest rate, compounded quarterly, to the extent permitted by law.

     We may not extend any interest payment period for the convertible debentures to more than 20 consecutive quarters, and no extension may extend beyond the stated maturity of the convertible debentures or end on a date other than an interest payment date. If we exercise our right to defer payments of interest, then under the terms of the convertible debentures we may not, and may not permit any subsidiary to, make any of the payments described under "-- Restrictions on Certain Payments."

     Prior to the termination of any extension period, we may further defer payments of interest by extending the interest payment period, subject to the limitations described above. Upon the termination of any extension period and the payment of all amounts then due, we may commence a new extension period, subject to the above requirements. We have no current intention of exercising our right to defer payments of interest on the convertible debentures.

     We will be required to give, or to cause the trustee to give, the holders of convertible debentures notice of our election of such extension period at least five business days before the earlier of (1) the record date for the scheduled interest payment date for the first quarter of such extension period or (2) the date upon which we are required to give notice of the record or payment date for such related interest payment for the first quarter to any national stock exchange or other organization on which the convertible debentures are listed or quoted, if any, or to holders of the convertible debentures.

     As used in this prospectus, a "business day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions in The City of New York, New York are authorized or obligated by law or executive order to remain closed or on which the principal corporate trust office of the trustee under the indenture is closed for business.

CONVERSION RIGHTS

  GENERAL

     You may convert any of your convertible debentures, in whole or in part, into shares of our common stock at any time prior to the close of business on the final maturity date of the convertible debentures or, in the case of convertible debentures called for redemption, prior to the close of business on the business day prior to the redemption date, subject to prior redemption or repurchase of the convertible debentures.

     The number of shares of common stock you will receive upon conversion of the convertible debentures will be determined by multiplying the number of $50 principal amount of convertible debentures you convert by the conversion rate on the date of conversion. The initial conversion rate for the convertible debentures is 4.5907 shares of common stock per $50 principal amount of convertible debentures, subject to adjustment as described below, which represents an initial conversion price of approximately $10.89 per share. If we call convertible debentures for redemption, you may convert the convertible debentures only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your convertible debentures for repurchase upon a change of control, you may not convert your convertible debentures unless you withdraw your repurchase election as described under "-- Repurchase at Option of the Holder upon Change of Control." You may convert your convertible debentures in part so long as the principal amount of such part is $50 or an integral multiple of $50.

     Upon conversion, a holder will not be entitled to receive any accrued and unpaid interest, whether or not in arrears, on the convertible debentures and no interest will be payable on convertible debentures with respect to any interest payment date occurring subsequent to the date of conversion, except in the limited circumstance described below. However, if convertible debentures are surrendered for conversion after 5:00 p.m., New York City time, on any record date but on or prior to the next succeeding interest payment date, holders of such convertible debentures at the close of business on the record date will receive the interest payable on the corresponding interest payment date notwithstanding the conversion. Therefore, such convertible debentures, upon surrender for conversion, must be accompanied by payment in next day funds equal to the amount of interest that the registered holder of such convertible debentures on such record date is entitled to receive. Notwithstanding the foregoing, no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a repurchase date following a change of control that is during such period or (3) to the extent of any overdue interest, if overdue interest exists at the time of conversion with respect to such convertible debenture.

     We will not issue fractional common shares upon conversion of convertible debentures. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the conversion date. As used in this prospectus, a "trading day" means any day on which the New York Stock Exchange is open for business.

     Our delivery to the holder of the full number of shares of our common stock into which a convertible debenture is convertible, together with any cash payment for such holder's fractional shares, will be deemed to satisfy our obligation to pay:

     - the principal amount of the convertible debenture; and

     - accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date, subject to the fourth preceding sentence above.

     As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of your tax treatment upon receipt of our common stock upon conversion, see "Material U.S. Federal Income Tax Considerations -- Conversion of Convertible Debentures to Williams Common Stock."

     Williams has authorized and will reserve for issuance the maximum number of shares of its common stock that it may be required to issue upon the conversion of convertible debentures. Shares of Williams common stock issued upon conversion will be validly issued, fully paid and nonassessable.

  CONVERSION PROCEDURES

     To convert your convertible debenture into common stock you must do the following:

     - complete and manually sign the irrevocable conversion notice on the back of the convertible debenture or facsimile of the conversion notice and deliver this notice to the conversion agent;

     - surrender the convertible debenture to the conversion agent;

     - if required, furnish appropriate endorsements and transfer documents;

     - if required, pay all transfer or similar taxes; and

     - if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global debenture, to convert you must comply with the last three requirements listed above and comply with the DTC's procedures for converting a beneficial interest in a global debenture.

  CONVERSION RATE ADJUSTMENTS

     We will adjust the conversion rate if any of the following events occurs:

     - we issue common stock as a dividend or distribution on our common stock;

     - we issue to all holders of our common stock certain rights or warrants to purchase our common stock at less than the then current market value;

     - we subdivide or combine our common stock;

     - we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

     - rights or warrants specified above;

     - any dividends or distributions in connection with the liquidation or winding up of Williams;

     - dividends or distributions specified above; and

     - cash distributions.

     If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities (where such closing sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

     - we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

     - the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

     - 10% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend, calculated at the time of each distribution.

     If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

     - we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

     - someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

     - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

     - the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

     However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     If the rights provided for in our rights agreement dated February 6, 1996 or in any future stockholder rights plan adopted by us have separated from our common stock in accordance with the provisions of the applicable stockholder rights agreement so that the holders of the debentures would not be entitled to receive any rights in respect of the common stock issuable upon conversion of the debentures, the conversion rate will be adjusted as if we distributed to all holders of our common stock, evidences of indebtedness or assets as described under the fourth bullet point above, subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend such applicable stockholder rights agreement to provide that upon conversion of the debentures the holders will receive, in addition to the common stock issuable upon such conversion, the rights which would have attached to such shares of common stock if the rights had not become separated from the common stock under such applicable stockholder rights agreement. See "Description of Capital Stock -- Preferred Stock Purchase Rights."

     In the event of:

     - any reclassification of our common stock;

     - a consolidation, merger or combination involving us; or

     - a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your convertible debentures you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the convertible debentures into our common stock immediately prior to any of these events. If the transaction also constitutes a change of control, you can require us to repurchase all or a portion of your convertible debentures as described under "-- Repurchase at Option of the Holder upon Change of Control."

     You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of our common stock or in certain other situations requiring a conversion rate adjustment. See "Material U.S. Federal Income Tax Considerations -- Adjustment of Conversion Price."

     We may from time to time, to the extent permitted by law, increase the conversion rate by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such increase. In addition, we may make such increases in the conversion rate as we deem advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes.

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

     The "closing sale price" of our common stock on any date means the closing per share sale price, or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices, on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate.

OPTIONAL REDEMPTION BY WILLIAMS

     We may redeem the convertible debentures prior to maturity, in whole or in part, at any time on or after June 1, 2010 if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the mailing of the notice of redemption, including the last day in such period, exceeds 130% of the then-prevailing conversion price. The redemption price will be equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest, including deferred interest, and other amounts to but excluding the date of redemption, payable in cash.

     We will mail any notice of redemption at least 30 and no more than 60 days before the redemption date to each holder of convertible debentures to be redeemed at its registered address. Unless we default in payment of the redemption price, on the redemption date interest shall cease to accrue on the convertible debentures called for redemption.

     Subject to applicable law, we or our affiliates may at any time and from time to time purchase outstanding convertible debentures by tender, in the open market or by private agreement.

     If less than all of the outstanding convertible debentures are to be redeemed, the trustee will select the convertible debentures to be redeemed in principal amounts of $50 or multiples of $50 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your convertible debentures is selected for partial redemption and you convert a portion of your convertible debentures, the converted portion will be deemed to be of the portion selected for redemption.

     We may redeem the convertible debentures only in whole, and not in part, if we have failed to pay any interest on the convertible debentures when due and such failure to pay is continuing, including during an extension period. We will notify the holders if we redeem the convertible debentures.

REPURCHASE AT OPTION OF THE HOLDER UPON CHANGE OF CONTROL

     If a change of control, as defined below, occurs at any time prior to the maturity of the convertible debentures, you may require us to repurchase your convertible debentures, in whole or in part, on the repurchase date specified as described below. The convertible debentures may be repurchased in principal amounts of $50 or integral multiples of $50.

     We will repurchase the convertible debentures at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, including deferred interest, to, but excluding, the repurchase date.

     Within 30 days after the occurrence of a change of control, we must give notice of the change of control and the applicable repurchase date to registered holders of convertible debentures at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the repurchase date, which must be no less than 20 and no more than 45 days after the date of our change of control notice, the repurchase price and the procedures that holders must follow to require us to repurchase their convertible debentures.

     If you elect to require us to repurchase your convertible debentures, you must deliver to us or our designated agent, on or before the repurchase date specified in our change of control notice, your repurchase notice and any convertible debentures to be repurchased by book-entry transfer or delivery of the convertible debenture, duly endorsed for transfer, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent. We will promptly pay the repurchase price for convertible debentures surrendered for repurchase following the later of the repurchase date and the time of book-entry transfer or delivery of the convertible debenture.

     You may withdraw your repurchase notice by delivering a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day preceding the repurchase date. If a repurchase notice is given and withdrawn prior to the close of business on such day, we will not be obligated to repurchase the convertible debentures listed in the notice. The withdrawal notice must state:

     - the principal amount of the withdrawn convertible debentures;

     - if certificated debentures have been issued, the certificate numbers of the withdrawn convertible debentures, or, if your convertible debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures; and

     - the principal amount, if any, which remains subject to the repurchase notice.

     If the paying agent holds money sufficient to pay the repurchase price of your convertible debentures on the business day following the repurchase date, then, on and after such date:

     - those convertible debentures will cease to be outstanding;

     - interest will cease to accrue; and

     - all your other rights as a holder will terminate, other than the right to receive the repurchase price upon delivery of the convertible debentures.

     This will be the case whether or not book-entry transfer of the convertible debentures has been made or the convertible debentures have been delivered to the paying agent.

     Williams will comply with the requirements of the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the convertible debentures as a result of a change of control.

     A "change of control" will be deemed to have occurred when any of the following has occurred:

     - the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger, other acquisition transaction or a series of such transactions, of shares of Williams' capital stock entitling that person to exercise 50% or more of the total voting power of all shares of Williams' capital stock entitled to vote generally in elections of directors, other than any acquisition by Williams, any of Williams' subsidiaries or future subsidiaries or any of Williams' employee benefit plans;

     - the first day on which a majority of the members of the board of directors of Williams are not "continuing directors," which means, as of any date of determination, any member of the board of directors of Williams who:

     - was a member of the board of directors throughout the 24 consecutive months preceding the date of determination; or

     - was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of such director's nomination or election; or

     - the consolidation, combination or merger of Williams with or into any other person, any merger of another person into Williams, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of Williams' properties and assets to another person, other than:

     - any transaction:

      (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Williams' capital stock; and

      (b) pursuant to which holders of Williams' capital stock immediately prior to such transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of Williams' capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

     - any merger solely for the purpose of changing Williams' jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

     Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934 referred to herein as the "Exchange Act". The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     However, a change of control will not be deemed to have occurred if:

     - the closing sale price per share of Williams common stock for any five full trading days, not including extended hours trading, within the period of ten consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first bullet point above, or the period of ten consecutive full trading days, not including extended hours trading, ending immediately before the change of control, in the case of a change of control under the third bullet point above, equals or exceeds 110% of the conversion price per share of Williams common stock in effect on each of those trading days, as adjusted; or

     - at least 90% of the consideration in the transaction or transactions constituting a change of control consists of shares of common stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq National Market and, as a result of such transaction or transactions, the convertible debentures become convertible into such common stock and any rights attached thereto.

     Except as described above with respect to a change of control and below under "-- Merger and Sale of Assets by Williams," neither the convertible debentures nor the indenture will contain provisions that permit holders of convertible debentures to require that we repurchase the convertible debentures in the event of, or otherwise prohibit us from undertaking, a merger, takeover, recapitalization or similar business combination or restructuring transaction. The term "change of control" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. We may enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect our capital structure or the value of our common stock, but that would not constitute a change of control. Our obligation to offer to redeem the convertible debentures upon a change of control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     Our ability to repurchase convertible debentures upon the occurrence of a change of control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of our senior or senior subordinated debt. As a result, any repurchase of the convertible debentures would, absent a waiver, be prohibited under the indentures governing such senior or senior subordinated debt until the debt is paid in full. Further, there can be no assurance that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the convertible debentures that might be delivered by holders of convertible debentures seeking to exercise their repurchase right. Any failure by us to repurchase the convertible debentures when required following a change of control would result in an event of default under the indenture, whether or not such repurchase is permitted by the indentures governing our senior or senior subordinated debt. Any such default may, in turn, cause a default under our other indebtedness.

SUBORDINATION OF CONVERTIBLE DEBENTURES

     The payment of principal of and interest on the convertible debentures will, to the extent provided in the indenture, be subordinated to the prior payment in full of all present and future senior and senior subordinated indebtedness, as defined below. The convertible debentures also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     Upon any payment or distribution of our assets upon any dissolution, winding up, liquidation or reorganization, or in a bankruptcy, insolvency or other proceeding, the payment of the principal of, or premium, if any, interest and liquidated damages, if any, on the convertible debentures will be subordinated in right of payment to the prior payment in full of all senior and senior subordinated indebtedness in cash, including interest after the commencement of any such proceeding at the rate specified in the applicable debt agreement or other document, whether or not allowed as a claim in such proceeding. In the event of any acceleration of the convertible debentures because of an event of default, the holders of any outstanding senior or senior subordinated indebtedness would be entitled to payment in full in cash, including interest after the commencement of any such proceeding at the rate specified in the applicable debt agreement or other document, whether or not allowed as a claim in such proceeding, of all senior and senior subordinated indebtedness obligations before the holders of the convertible debentures are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior and senior subordinated indebtedness if payment of the convertible debentures is accelerated because of an event of default.

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

     Neither we nor any of our subsidiaries may make any payment on the convertible debentures if:

     - a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace which we refer to herein as a "payment default"; or

     - a default, other than a payment default, on any designated senior indebtedness occurs and is continuing that permits holders of any of the designated senior indebtedness to accelerate its maturity, or in the case of a lease that is designated senior indebtedness, a default occurs and is continuing that permits the lessor either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default which we refer to herein as a "payment blockage notice" from any person permitted to give such notice under the indenture which we refer to herein as a "non-payment default".

     We may resume payments and distributions on the convertible debentures:

     - in case of a payment default, on the date on which such default is cured or waived or ceases to exist; and

     - in case of a non-payment default, on the earlier of the date on which such non-payment default is cured or waived or ceases to exist and 179 days after the date on which the payment blockage notice is received, if the maturity of any of the designated senior indebtedness has not been accelerated or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

     Not more than one payment blockage may be commenced pursuant to a payment blockage notice during any 360 consecutive days. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice, to the extent the holder of designated senior debt or the trustee or agent giving such notice had knowledge of the same, shall be the basis for any later payment blockage notice.

     If the trustee or any holder of the convertible debentures receives any payment or distribution of our assets with respect to the convertible debentures in contravention of the subordination provisions, then such payment or distribution will be held in trust for the benefit of holders of senior and senior subordinated indebtedness or their representatives to the extent necessary to make payment in full of all unpaid senior and senior subordinated indebtedness in cash.

     Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior and senior subordinated indebtedness may receive more, ratably, and holders of the convertible debentures may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture that would otherwise occur upon any nonpayment of the convertible debentures.

     The convertible debentures are exclusively our obligations and not obligations of any of our subsidiaries. Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the convertible debentures, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we ourselves may be a creditor of such subsidiary. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     Subject to the qualifications described below, the term "senior and senior subordinated indebtedness" includes principal and premium, if any, and interest, including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law, on, and all other amounts owing in respect of (including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities thereunder) all of our indebtedness, whether outstanding on the date of the issuance of the convertible debentures or thereafter created, incurred or assumed. Notwithstanding the foregoing, senior and senior subordinated indebtedness will not include (1) any indebtedness which by its terms is expressly made equal in rank and payment with or subordinated to the convertible debentures, (2) obligations of Williams owed to its subsidiaries or (3) our redeemable stock. Senior and senior subordinated indebtedness will continue to be senior and senior subordinated indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the senior and senior subordinated indebtedness or extension, renewal or refunding of the senior and senior subordinated indebtedness.

     The term "indebtedness" is defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers' acceptances, obligations for the deferred purchase price of property, other than trade accounts payable in the ordinary course of business, all of our obligations under leases required or permitted to be capitalized under generally accepted accounting principles, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

     The term "designated senior indebtedness" is defined in the indenture and includes, in general terms, any senior or senior subordinated indebtedness that by its terms expressly provides that it is "designated senior indebtedness" for purposes of the indenture.

     As of March 31, 2003, we had approximately $13.8 billion of senior and senior subordinated debt, including approximately $4.2 billion of subsidiary debt other than intercompany indebtedness, trade payables and other liabilities of our subsidiaries. As of March 31, 2003, we also had approximately $383 million in letters of credit outstanding. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the convertible debentures. The trustee's claims for these payments will generally be senior to those of convertible debenture holders in respect of all funds collected or held by the trustee.

RESTRICTIONS ON CERTAIN PAYMENTS

     We have agreed that if:

     - an event has occurred that with the giving of notice or the lapse of time, or both, would constitute an event of default and we have not taken commercially reasonable steps to cure the event, referred to herein as a "potential event of default"; or

     - we have given notice of our intention to begin an interest deferral period, as described under "-- Option to Extend Interest Payment Period" and have not rescinded the notice, or any deferral period is continuing;

then we will not and will not permit any of our subsidiaries to do any of the following each referred to herein as a "Restricted Payment":

     - declare or pay any dividends on, make distributions regarding, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the capital stock of Williams, other than:

      (1) purchases of the capital stock of Williams in connection with employee or agent benefit plans or under any dividend reinvestment plan;

      (2) in connection with the reclassifications of any class or series of Williams' capital stock, or the exchange or conversion of one class or series of Williams' capital stock for or into another class or series of its capital stock;

      (3) the purchase of fractional interests in shares of Williams' capital stock in connection with the conversion or exchange provisions of that capital stock or the security being converted or exchanged;

      (4) dividends or distributions in Williams' capital stock, or options, warrants or rights to acquire capital stock, or repurchases or redemptions of capital stock solely from the issuance or exchange of capital stock;

      (5) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or issuances of stock under any such plan in the future, or redemptions or repurchases of any such rights pursuant to any such shareholders' rights plan; or

      (6) repurchases of Williams common stock in connection with acquisitions of businesses made by Williams or any of its subsidiaries, which repurchases are made in connection with the satisfaction of indemnification obligations of the sellers of such businesses;

     - make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities, including other convertible debentures, issued by Williams that rank equally with or junior to the convertible debentures; and

     - make any guarantee payments with respect to any guarantee by Williams of the debt securities, including other guarantees, of any of its subsidiaries, if such guarantee ranks equally with or junior in interest to the convertible debentures.

     Notwithstanding the foregoing, Restricted Payments shall not include payments or distributions of any kind made by Williams, directly or indirectly, to Williams Gas Pipeline Company, LLC, or any of its direct or indirect subsidiaries, or to any successor company established by Williams to own or manage its natural gas pipelines and related assets, or any of such successor company's direct or indirect subsidiaries.

     See "Risk Factors -- The convertible debentures impose only limited restrictive covenants."

MERGER AND SALE OF ASSETS BY WILLIAMS

     The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

     - we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

     - the resulting, surviving or transferee person assumes all of our obligations under the convertible debentures and the indenture;

     - after giving effect to such transaction, there is no event of default, and no event which, after notice or passage of time or both, would become an event of default; and

     - we have delivered to the trustee an officers' certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the convertible debentures and the indenture.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to the convertible debentures:

     - failure for 30 days to pay interest or liquidated damages on the convertible debentures when due, whether or not the payment is prohibited by subordination provisions, provided that a valid extension of the interest payment period by Williams shall not constitute a default in the payment of interest for this purpose;

     - failure to pay principal of or premium, if any, on the convertible debentures when due whether at maturity, by declaration or otherwise, whether or not the payment is prohibited by subordination provisions;

     - default in Williams' obligation to convert the convertible debentures into shares of its common stock upon exercise of a holder's conversion right;

     - default in Williams' obligation to repurchase the convertible debentures at the option of a holder upon a change of control, whether or not the payment is prohibited by subordination provisions;

     - default in Williams' obligation to redeem the convertible debentures after it has exercised its option to redeem, whether or not the payment is prohibited by subordination provisions;

     - failure to observe or perform any other covenant contained in the indenture for 90 days after written notice to Williams from the trustee or the holders of at least 25% in principal amount of the outstanding convertible debentures;

     - failure to pay at final stated maturity, giving effect to any applicable grace periods and any extensions thereof, the principal amount of any other junior subordinated indebtedness of Williams or the acceleration of the final stated maturity of any such other junior subordinated indebtedness, which acceleration is not rescinded, annulled or otherwise cured within 90 days of receipt by Williams of notice from the holders thereof of any such acceleration, if the aggregate principal amount of such indebtedness, together with the principal amount of any other such junior subordinated indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 90-day period described above has elapsed), aggregates $250 million or more at any time; or

     - certain events involving our bankruptcy, insolvency or reorganization.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding convertible debentures may declare the principal, premium, if any, and accrued and unpaid interest, including liquidated damages, if any, on the outstanding convertible debentures to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued and unpaid interest, including liquidated damages, if any, on the convertible debentures will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest, including liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding convertible debentures may waive these past defaults.

     The holders of a majority of outstanding convertible debentures will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the convertible debentures may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest, including liquidated damages, if any, on the convertible debentures, unless:

     - the holder has given the trustee written notice of an event of default;

     - the holders of at least 25% in principal amount of outstanding convertible debentures make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

     - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the convertible debentures;

     - the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

     - the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

     Williams is required to file annually with the trustee a certificate as to whether or not Williams is in compliance with all the conditions and covenants under the indenture.

MODIFICATION AND AMENDMENT

     The consent of the holders of a majority in principal amount of the outstanding convertible debentures is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding convertible debenture if it would:

     - extend the fixed maturity of any convertible debenture;

     - reduce the rate or extend the time for payment of interest, including liquidated damages, if any, of any convertible debenture;

     - reduce the principal amount or premium of any convertible debenture;

     - reduce any amount payable upon redemption or repurchase of any convertible debenture;

     - adversely change our obligation to redeem any convertible debenture on a redemption date;

     - adversely change our obligation to repurchase any convertible debenture upon a change of control;

     - impair the right of a holder to institute suit for payment on any convertible debenture;

     - change the currency in which any convertible debenture is payable;

     - impair the right of a holder to convert any convertible debenture or reduce the number of common shares or any other property receivable upon conversion;

     - reduce the quorum or voting requirements under the indenture;

     - subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

     - reduce the percentage of convertible debentures required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the convertible debentures, including to:

     - secure any convertible debentures;

     - evidence the assumption of Williams' obligations by a successor person;

     - add covenants for the protection of the holders of convertible debentures;

     - cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of holders;

     - establish the forms or terms of the convertible debentures;

     - evidence the acceptance of appointment by a successor trustee; and

     - make other changes to the indenture or forms or terms of the convertible debentures, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the convertible debentures.

FORM, DENOMINATION AND REGISTRATION

     The convertible debentures will be issued:

     - in fully registered form;

     - without interest coupons; and

     - in denominations of $50 principal amount and integral multiples of $50.

GLOBAL DEBENTURE, BOOK-ENTRY FORM

     Convertible debentures will be evidenced by one or more global debentures deposited with the trustee as custodian for The Depository Trust Company which we refer to herein as the "DTC", and registered in the name of Cede & Co. as DTC's nominee. Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global debentures directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. Holders may also beneficially own interests in the global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures:

     - will not be entitled to have certificates registered in their names;

     - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     - will not be considered holders of the global debentures.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

     We will wire, through the facilities of the trustee, payments of principal, interest, liquidated damages, the redemption price or change of control purchase price on the global debentures to Cede & Co., the nominee of DTC, as the registered owner of the global debentures. None of Williams, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

     It is DTC's current practice, upon receipt of any payment on the global debentures, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the convertible debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in convertible debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

     If you would like to convert your convertible debentures into common stock pursuant to the terms of the convertible debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the convertible debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither Williams nor the trustee, nor any registrar, paying agent or conversion agent under the indenture, will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of convertible debentures, including, without limitation, the presentation of convertible debentures for conversion or repurchase as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount of the convertible debentures for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the convertible debentures.

     Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause convertible debentures to be issued in definitive form in exchange for the global debentures. None of Williams, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global debentures.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed JPMorgan Chase Bank, the trustee under the indenture, as paying agent, conversion agent, convertible debenture registrar and custodian for the convertible debentures. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the convertible debentures, the trustee must eliminate such conflict or resign.

GOVERNING LAW

     The convertible debentures and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

     Under Williams' certificate of incorporation, as amended, Williams is authorized to issue up to 30,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. See "Outstanding Preferred Stock" below. As of the date of this prospectus, Williams is authorized to issue up to 960,000,000 shares of common stock. As of March 31, 2003, Williams had 539,026,590 issued and outstanding shares of common stock. In addition, at March 31, 2003, options to purchase 37,756,368 shares of common stock were outstanding under various stock and compensation incentive plans. On May 15, 2003, our shareholders approved an amendment to our 2002 Incentive Plan that allows us to commence a one-time only stock option exchange program in which any eligible employee will be given an opportunity to exchange certain outstanding options for a proportionately lesser number of options at a lower exercise price. The program excludes our directors, executive officers, and non-U.S. citizen employees working outside the U.S. We have the authority, in our sole discretion, to determine whether and when the exchange program will commence, and to postpone the exchange program for any reason. Additionally, at March 31, 2003, purchase contracts obligating the holders of the purchase contacts to purchase up to 44,000,000 shares of common stock on February 16, 2005 were outstanding. The number of shares of common stock which the holders of these purchase contracts are required to purchase is subject to adjustment based on the market value of Williams' common stock. The outstanding shares of Williams' common stock are fully paid and nonassessable. The holders of Williams' common stock are not entitled to preemptive or redemption rights. Shares of Williams' common stock are not convertible into shares of any other class of capital stock. EquiServe Trust Company, N.A., is the transfer agent and registrar for our common stock.

     Williams currently has the following provisions in its charter or bylaws which could be considered to be "anti-takeover" provisions:

     - an article in its charter providing for a classified board of directors divided into three classes, one of which is elected for a three-year term at each annual meeting of stockholders;

     - an article in its charter providing that directors cannot be removed except for cause and by the affirmative vote of three-fourths of the outstanding shares of common stock;

     - an article in its charter requiring the affirmative vote of three-fourths of the outstanding shares of common stock for certain merger and asset sale transactions with holders of more than five percent of the voting power of Williams; and

     - a bylaw requiring stockholders to provide prior notice for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meetings.

     Williams is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder, which is defined generally as a person owning 15% or more of Williams' outstanding voting stock from engaging in a business combination with Williams for three years following the date that person became an interested stockholder unless:

     - before that person became an interested stockholder, the board of directors of Williams approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

     - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Williams outstanding at the time the transaction commenced (excluding stock held by persons who are both directors and officers of Williams or by certain employee stock plans); or

     - on or following the date on which that person became an interested stockholder, the business combination is approved by Williams' board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of Williams (excluding shares held by the interested stockholder).

     A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

DIVIDENDS

     The holders of Williams' common stock are entitled to receive dividends when, as, and if declared by the board of directors of Williams, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

VOTING RIGHTS

     The holders of Williams' common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

RIGHTS UPON LIQUIDATION

     In the event of Williams' voluntary or involuntary liquidation, dissolution, or winding up. the holders of Williams' common stock will be entitled to share equally in any assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

PREFERRED STOCK PURCHASE RIGHTS

     On February 6, 1996, Williams entered into a rights agreement with The First Chicago Trust Company of New York, as rights agent, which currently provides for a dividend of one-third preferred stock purchase right for each outstanding share of Williams' common stock. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of Williams and its stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with the board of directors of Williams prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with an merger or other business combination approved by the board of directors of Williams.

     Until a right is exercised, the right does not entitle the holder to additional rights as a Williams' stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right entitles its holder to purchase from Williams one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise or purchase price of $140.00 per right, subject to adjustment. Each one two-hundredth of a share of Series A Junior Participating Preferred Stock entitles the holder to receive quarterly dividends payable in cash of an amount per share equal to:

     - the greater of (a) $120, or (b) 1,200 times the aggregate per share amount of all cash dividends; plus

     - 1,200 times the aggregate per share amount payable in kind of all non-cash dividends or other distributions other than dividends payable in common stock, since the immediately preceding quarterly dividend payment date.

     The dividends on the Junior Participating Preferred Stock are cumulative. Holders of Junior Participating Preferred Stock have voting rights entitling them to 1,200 votes per share on all matters submitted to a vote of the stockholders of Williams.

     In general, the rights will not be exercisable until the distribution date, which is the earlier of (a) the close of business on the 10th business day after Williams learns that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock,
(b) the close of business on the 10th business day after the commencement of a tender or exchange offer for 15% or more of Williams' outstanding common stock, or (c) the close of business on the 10th business day after the board of directors of Williams determines that any adverse person or group has become the beneficial owner of an amount of common stock which the board of directors determines to be substantial. Below we refer to the person or group acquiring at least 15% of our common stock as an acquiring person.

     In the event that a person or group acquires beneficial ownership of 15% or more of Williams' outstanding common stock or the board of directors of Williams determines that any adverse person or group has become the beneficial owner of a substantial amount of common stock, each holder of a right will have the right to exercise and receive common stock having a value equal to two times the exercise price of the right. The exercise price is the purchase price times the number of shares of common stock associated with each right. Any rights that are at any time beneficially owned by an acquiring person will be null and void and any holder of such right will be unable to exercise or transfer the right.

     In the event that someone becomes an acquiring person and either (a) Williams is involved in a merger or other business combination in which Williams is not the surviving corporation, (b) Williams is involved in a merger or other business combination in which Williams is the surviving corporation but all or a part of its common stock is changed or exchanged, or (c) 50% or more of Williams' assets, cash flow or earning power is sold or transferred, each right becomes exercisable and each right will entitle its holder to receive common stock of the acquiring person having a value equal to two times the exercise price of the right.

     The rights will expire at the close of business on February 6, 2006, unless redeemed before that time. At any time prior to the earlier of (a) 10 days following the stock acquisition date, as defined in the rights agreement, and
(b) the expiration date, the board of directors of Williams may redeem the rights in whole, but not in part, at a price of $.01 per right. Prior to the distribution date, Williams may amend the rights agreement in any respect without the approval of the rights holders. However, after the distribution date, the rights agreement may not be amended in any way that would adversely affect the holders of rights (other than any acquiring person or group) or cause the rights to again become redeemable. The Junior Participating Preferred Stock ranks junior to all other series of Williams' preferred stock as to the payment of dividends and the distribution of assets unless the terms of the series specify otherwise.

     You should refer to the applicable provisions of the rights agreement, which we filed with the SEC as Exhibit 4 to our Form 8-K filed January 24, 1996.

OUTSTANDING PREFERRED STOCK

     On March 28, 2001, Williams issued 14,000 shares of its March 2001 Mandatorily Convertible Single Reset Preferred Stock (the "March 2001 Preferred Stock") to a wholly owned subsidiary as part of a transaction to provide indirect credit support for $1.4 billion of structured notes issued by entities controlled by Williams Communications Group, Inc. through a commitment to issue Williams' equity upon the occurrence of certain trigger events. On March 5, 2002, Williams received the requisite approvals for its consent solicitation to amend the terms of these structured notes. The amendment, among other things, eliminates a bankruptcy by Williams Communications and a Williams credit ratings downgrade from the enumerated list of events that could cause an acceleration of the notes. For a full description of the March 2001 Preferred Stock, please refer to Williams' certificate of incorporation and the certificate of designation of the March 2001 Preferred Stock, which have been filed as exhibits to the 10-Q filed May 15, 2001 with the SEC.

     On December 28, 2000, in connection with the purchase of various energy-related assets in Canada and formation of Snow Goose Associates, L.L.C. and Arctic Fox Assets, L.L.C., Williams issued 342,000 shares of Williams' December 2000 cumulative convertible preferred stock which we refer to as the "December 2000 Preferred Stock" to Arctic Fox Assets, L.L.C., a wholly owned subsidiary of Williams. For a full description of the December 2000 Preferred Stock, please refer to Williams' certificate of incorporation and the certificate of designation of the December 2000 Preferred Stock, which have been filed as exhibits to the 10-K filed March 12, 2001 with the SEC.

                            SELLING SECURITYHOLDERS

     The convertible debentures were originally issued by us and sold by Lehman Brothers Inc., in transactions exempt from the registration requirements of the Securities Act. Selling securityholders may from time to time offer and sell the convertible debentures and the underlying shares of common stock pursuant to this prospectus. When we refer to the "selling securityholders" in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

     The following table contains information as of July 23, 2003, with respect to the selling securityholders and the principal amount of convertible debentures and the underlying shares of common stock beneficially owned by each selling securityholders that may be offered using this prospectus.

     We have prepared this table based on the information supplied to us by the selling securityholders named in the table.

     The selling securityholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the securities Act, some or all of their convertible debentures since the date on which the information in the table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

     Because the selling securityholders may offer all or some of their convertible debentures or the underlying shares of common stock from time to time, we cannot estimate the amount of the convertible debentures or underlying shares of common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution".

     Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess 1.0% of our outstanding common stock.

                                                                                     PERCENT OF
                                                                                     SHARES OF
                                       PRINCIPAL AMOUNT OF      NUMBER OF SHARES    COMMON STOCK
NAME                                CONVERTIBLE DEBENTURES(1)   OF COMMON STOCK    OUTSTANDING(2)
----                                -------------------------   ----------------   --------------
                                             (IN $)
1976 Distribution Trust FBO A.R.
  Lauder/Zinterhofer..............              7,850                   720.74             *
2000 Revocable Trust FBO A.R.
  Lauder/Zinterhofer..............              7,500                   688.61             *
Abbott Laboratories Annuity
  Retirement Plan.................             61,000                 5,600.65             *
Advent Convertible Master (Cayman)
  LP..............................          5,925,800               544,071.40          0.10%
AG & J Power 2 Ltd................             30,600                 2,809.51             *
AG & J Power Fund, L.P............             38,000                 3,488.93             *
AG & J Power Opportunity Fund,
  L.P.............................             24,700                 2,267.81             *
AG & J Power Plus Ltd.............             15,900                 1,459.84             *
AG Domestic Convertibles, L.P.....            184,200                16,912.14             *
AG Offshore Convertibles, Ltd.....            341,800                31,382.03             *
Alcon Laboratories................            398,700                36,606.24             *
Allentown City Firefighters
  Pension Plan....................             11,550                 1,060.45             *
Allentown City Offices & Employee
  Pension Fund....................             16,050                 1,473.61             *
Allentown City Police Pension
  Plan............................             23,750                 2,180.58             *
Allstate Insurance Company........            625,000                57,383.75             *
Alpha U.S. Sub 4 LLC..............            326,150                29,945.14             *

                                                                                     PERCENT OF
                                                                                     SHARES OF
                                       PRINCIPAL AMOUNT OF      NUMBER OF SHARES    COMMON STOCK
NAME                                CONVERTIBLE DEBENTURES(1)   OF COMMON STOCK    OUTSTANDING(2)
----                                -------------------------   ----------------   --------------
                                             (IN $)
Angelo, Gordon & Co., L.P.........              5,400                   495.80             *
Arapahoe County Colorado..........             49,950                 4,586.11             *
Argent Classic Convertible
  Arbitrage Fund LP...............          1,295,000               118,899.13          0.02%
Argent LowLev Convertible
  Arbitrage Fund LLC..............            500,000                45,907.00             *
Arlington County Employee
  Retirement System...............            689,850                63,337.89          0.01%
Asante Health Systems.............            104,500                 9,594.56             *
Bancroft Convertible Fund, Inc....          1,000,000                91,814.00          0.02%
Bank Austria Cayman Islands,
  Ltd.............................          4,000,000               367,256.00          0.07%
BP Amoco Plc Master Trust.........            608,600                55,878.00          0.01%
British Virgin Islands South
  Security Bard...................             90,750                 8,322.12             *
CALAMOS(R) Market Neutral Fund-
  CALAMOS(R) Investment Trust.....          3,750,000               344,302.50          0.07%
CGNU Life Fund....................            515,000                47,284.21             *
City and County of San Francisco
  Retirement System...............          1,523,800               139,906.17          0.03%
City of New Orleans...............            209,850                19,267.17             *
City University of New York.......            154,550                14,189.85             *
Commercial Union Life Fund........            682,500                62,633.06             *
Common Fund Long/Short Equity
  Co..............................              5,400                   495.80             *
Convertible Securities Fund.......             45,000                 4,131.63             *
Credit Suisse First Boston Europe
  Limited.........................          8,754,000               803,739.76          0.15%
DBAG London.......................          6,500,000               596,791.00          0.12%
Delaware Public Employees
  Retirement System...............          1,598,200               146,737.13          0.03%
Dreyfus High Yield Shares.........              4,500                   413.16             *
Dreyfus High Yield Strategies
  Fund............................            332,500                30,528.16             *
Dreyfus Premier Limited Term High
  Yield Fund......................            390,000                35,807.46             *
Dreyfus Variable Investment Fund
  Limited Term High Yield Fund....             23,000                 2,111.72             *
Dylan (IMA) Ltd...................          2,500,000                  229,535          0.04%
Eaton Vance Mgt. High Yield
  Funds...........................          6,030,000               533,638.42          0.10%
Eaton Vance Utilities Fund........          1,528,800               140,365.24             *
Ellsworth Convertible Growth and
  Income Fund, Inc................          1,000,000                91,814.00          0.02%
First Franklin Convertible SES
  Fund (337)......................          2,050,000               188,218.70          0.04%
Franklin Income Fund (309)........         27,950,000             2,566,201.30          0.49%
Grady Hospital Foundation.........            111,350                10,223.49             *
Guggenheim Portfolio Co. XV,
  LLC.............................          1,000,000                91,814.00          0.02%
HFR Arbitrage.....................            347,500                31,905.37             *
HFR TQA Master Trust..............            100,000                 9,181.40             *
Hotel Union & Hotel Industry of
  Hawaii Pension Plan.............            236,400                21,704.83             *

                                                                                     PERCENT OF
                                                                                     SHARES OF
                                       PRINCIPAL AMOUNT OF      NUMBER OF SHARES    COMMON STOCK
NAME                                CONVERTIBLE DEBENTURES(1)   OF COMMON STOCK    OUTSTANDING(2)
----                                -------------------------   ----------------   --------------
                                             (IN $)
Jeffries & Company................              5,050                   463.66             *
KD Convertible Arbitrage Fund
  L.P. ...........................          2,600,000               238,716.40          0.05%
LDG Limited.......................            100,000                 9,181.40             *
Lydian Global Opportunities Master
  Fund............................          2,500,000               229,535.00          0.04%
Lydian Overseas Partners Master
  Fund............................          7,500,000               688,605.00          0.13%
Lyxor.............................            831,950                76,384.66          0.01%
Lyxor Master Fund LTD.............            600,000                55,088.40             *
Marsh & McLennan Companies, Inc.
  U.S. Retirement Plan - High
     Yield........................             98,000                 8,997.77             *
McMahan Securities Co. L.P........            500,000                45,907.00             *
Morgan Stanley Convertible
  Securities Trust................          1,000,000                91,814.00          0.02%
Municipal Employees...............            246,650                22,645.92             *
Nations Convertible Securities
  Fund............................          5,955,000               546,752.37          0.11%
New Orleans Firefighters Pension/
  Relief Fund.....................            139,800                12,835.60             *
Northern Income Equity Fund.......          2,000,000               183,628.00          0.04%
Norwich Union Life & Pensions.....            955,000                87,682.37          0.02%
Occidental Petroleum
  Corporation.....................            276,450                25,381.98             *
Oppenheimer Convertible Securities
  Fund............................          4,000,000               367,256.00          0.07%
Privelege Portfolio Sicav.........          1,997,500               183,398.47          0.04%
Pro-Mutual........................            774,200                71,082.40          0.01%
Putnam Convertible Income-Growth
  Trust...........................          7,261,500               666,707.36          0.13%
Putnam Diversified Income Trust...          2,217,500               203,597.55          0.04%
Putnam High Income Bond Fund
  (f/k/a Putnam High Income
  Convertible and Bond Fund)......            491,500                45,126.58             *
Putnam High Income Opportunities
  Trust (f/k/a Putnam Convertible
  Opportunities and Income
  Trust)..........................            308,000                28,278.71             *
Putnam High Yield Advantage
  Fund............................          1,309,000               120,184.53          0.02%
Putnam High Yield Fixed Income
  Fund, LLC.......................             26,000                 2,387.16             *
Putnam High Yield Trust...........          1,360,000               124,867.04          0.02%
Putnam High Yield Trust...........          1,794,500               164,760.22          0.03%
Putnam Managed High Yield Trust...             58,000                 5,325.21             *
Putnam Master Income Trust........            184,500                16,939.68             *
Putnam Premier Income Trust.......            476,500                43,749.37             *
Putnam Variable Trust - Putnam VT
  Diversified Income Fund.........            292,500                26,855.60             *
Putnam Variable Trust - Putnam VT
  High Yield Fund.................            650,000                59,679.10             *
Ramius Capital Group..............            500,000                45,907.00             *
Ramius Master Fund, Ltd...........          3,250,000               298,395.50          0.06%
Ramius, LP........................            200,000                18,362.80             *
RCG Baldwin, LP...................            800,000                73,451.20          0.01%

                                                                                     PERCENT OF
                                                                                     SHARES OF
                                       PRINCIPAL AMOUNT OF      NUMBER OF SHARES    COMMON STOCK
NAME                                CONVERTIBLE DEBENTURES(1)   OF COMMON STOCK    OUTSTANDING(2)
----                                -------------------------   ----------------   --------------
                                             (IN $)
RCG Halifax Master Fund, Ltd......            600,000                55,088.40             *
RCG Latitude Master Fund, Ltd.....          3,250,000               298,395.50          0.06%
RCG Multi Strategy Master Fund,
  Ltd.............................            600,000                55,088.40             *
Silverado Arbitrage Trading,
  Ltd.............................            500,000                45,907.00             *
Sphinx Convertible Arb Fund SPC...            171,550                15,750.69             *
State of Maryland Retirement
  Agency..........................          3,303,650               303,321.32          0.06%
Tag Associates....................             68,750                 6,312.21             *
The Grable Foundation.............             91,400                 8,391.80             *
The Northrop Grumman Pension
  Master Trust....................            189,000                17,352.85             *
TQA Master Fund, Ltd..............            900,000                82,632.60          0.02%
TQA Master Plus Fund, Ltd.........            700,000                64,269.80             *
Travelers Series Fund
  Inc. - Putnam Diversified Income
  Portfolio.......................             47,500                 4,361.17             *
Trustmark Insurance...............            350,350                32,167.03             *
UBS AG London.....................          3,500,000               321,349.00          0.06%
Van Kampen Harbor Fund............          2,755,000               252,947.57          0.05%
Van Kampen Utility Fund...........            995,000                91,354.93          0.02%
Viacom Inc. Pension Plan Master
  Trust...........................             19,650                 1,804.15             *
Xavex Convertible Arbitrage #5....            800,000                73,451.20          0.01%
Xavex Convertible Arbitrage 2
  Fund............................            200,000                18,362.80             *
XAVEX- Convertible Arbitrage 7
  Fund............................          1,000,000                91,814.00          0.02%
Zurich Institutional Benchmarks
  Master Fund Ltd. c/o SSI
  Investment Management Inc.......          1,458,750               133,933.67          0.03%
Zurich Institutional Benchmarks
  Master Fund, Ltd................            250,000                22,953.50             *
Zurich Institutional Benchmarks
  Master Fund, Ltd. c/o TQA
  Investors LLC...................            100,000                 9,181.40             *

---------------

(1) Represents the aggregate principal dollar amount of convertible debentures at issuance.

(2) Calculated in accordance with Rule 13d-3(d)(i) of the Exchange Act, using 517,928,951 common shares outstanding as of July 21, 2003. In calculating this amount, we treated as outstanding the number of common shares issuable upon conversion of all of that holder's convertible debentures while assuming that no other holder of convertible debentures converted.

 *  Less than 0.01%

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of White & Case LLP, the following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the convertible debentures and any Williams common stock received pursuant to the conversion feature of the convertible debentures. This summary is based on the Internal Revenue Code of 1986, as amended, (the "Code"), Treasury Regulations thereunder, and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change (possibly on a retroactive basis). Unless otherwise stated, this summary deals only with convertible debentures held as capital assets by U.S. Holders (as defined below) who acquire the convertible debentures upon original issuance at the initial offering price. This summary does not address any of the tax consequences to holders that are not U.S. Holders or to holders that may be subject to special tax treatment such as banks, insurance companies, thrift institutions, real estate investment trusts, regulated investment companies, brokers and dealers in securities or currencies, tax-exempt investors or persons that will hold the convertible debentures as a position in a "straddle," as part of a "hedge," or as part of a "conversion transaction" or other integrated investment, or persons having a functional currency other than the U.S. dollar. Further, this summary does not address:

     - the U.S. federal income tax consequences to shareholders in, or partners, members or beneficiaries of, a holder of the convertible debentures;

     - the U.S. federal alternative minimum tax consequences material to the purchase, ownership or disposition of the convertible debentures; or

     - any state, local or foreign tax consequences material to the purchase, ownership or disposition of the convertible debentures.

     A "U.S. Holder" is a beneficial owner of convertible debentures who or which is for U.S. federal income tax purposes:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     - an estate, the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or trust if:

       (i) a court within the United States is able to exercise primary supervision over the administration of the trust; and

      (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust; or

     - a person whose worldwide income or gain is subject to U.S. federal income taxation on a net income basis.

     Investors are advised to consult their tax advisers as to the U.S. federal income tax consequences of the purchase, ownership and disposition of the convertible debentures in light of their particular circumstances, as well as the ownership of Williams common stock, including the tax consequences under state, local, foreign and other tax laws and possible effects of changes in such tax laws.

CLASSIFICATION OF THE CONVERTIBLE DEBENTURES

     The convertible debentures are intended to be and in the opinion of White & Case LLP the convertible debentures should be classified for U.S. federal income tax purposes as Williams' indebtedness. No assurance can be given, however, that this position will not be challenged by the Internal Revenue Service (the "IRS"). Each U.S. Holder, by purchasing the convertible debentures, will covenant to treat the convertible debentures as indebtedness for U.S. federal income tax purposes. The remainder of this discussion assumes that the convertible debentures will be classified for U.S. federal income tax purposes as Williams' indebtedness.

ACCRUAL OF ORIGINAL ISSUE DISCOUNT

     Because we have the right to extend the interest payment period on the convertible debentures, all of the stated interest payments on the convertible debentures will be treated as "original issue discount" ("OID"). Accordingly, each U.S. Holder of convertible debentures will be required to include OID on the convertible debentures in income as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments on the convertible debentures. All of a U.S. Holder's interest income with respect to the convertible debentures will be accounted for as OID and actual distributions of stated interest will not be separately reported as taxable income. So long as the interest payment period is not extended, cash payments received by a U.S. Holder for any quarterly interest period (assuming no disposition prior to the record date for such payment) will equal the sum of the daily accruals of income for such quarterly interest period.

     The total amount of OID on a convertible debenture will equal the difference between the "issue price" of the convertible debenture and its "stated redemption price at maturity." All of the stated interest payments on a convertible debenture will be includible in determining its "stated redemption price at maturity." The "issue price" of each $50 principal amount of convertible debentures will be equal to the first price at which a substantial amount of the convertible debentures is sold to the public for cash.

     A U.S. Holder's initial tax basis in the convertible debentures will be equal to their "issue price," as defined above, and will be increased by OID accrued with respect to the convertible debentures, and reduced by the amount of cash payments with respect thereto.

     U.S. Holders will continue to accrue OID with respect to the convertible debentures during an extension period. A U.S. Holder who sells the convertible debentures during the extension period will generally not receive from Williams any cash related to the OID income the U.S. Holder accrued and included in its taxable income under the OID rules (because that cash will be paid to the holder of record at the end of the extension period).

DISPOSITION OF THE CONVERTIBLE DEBENTURES

     Upon a sale, exchange or other disposition of a convertible debenture, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the convertible debenture disposed of. The gain or loss generally will be capital gain or loss and generally will be considered long-term capital gain or loss if the U.S. Holder held the convertible debenture for more than one year immediately prior to such sale or disposition.

     Convertible debentures may trade at a price that does not fully reflect the value of accrued but unpaid interest. A U.S. Holder that disposes of its convertible debentures between record dates for payments of stated interest thereon will nevertheless be required to include accrued but unpaid OID on the convertible debentures through the date of disposition in income, and to add such amount to its adjusted tax basis in the convertible debentures disposed of. Accordingly, such a U.S. Holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid OID) is less than the U.S. Holder's adjusted tax basis (which will include accrued but unpaid OID). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for U.S. federal income tax purposes.

     U.S. Holders are advised to consult their tax advisers regarding the taxation of capital gains and losses.

CONVERSION OF CONVERTIBLE DEBENTURES TO WILLIAMS COMMON STOCK

     A U.S. Holder of convertible debentures will not recognize income, gain or loss upon the conversion of convertible debentures into common stock. A U.S. Holder of convertible debentures will recognize gain, however, upon the receipt of cash in lieu of a fractional share of common stock equal to the amount of cash received less such U.S. Holder's tax basis attributable to such fractional share. Such U.S. Holder's tax basis in the common stock received upon conversion will generally be equal to such U.S. Holder's tax basis in the convertible debentures delivered for conversion, less the basis allocated to any fractional share for which cash is received. Such U.S. Holder's holding period in the common stock received upon conversion will generally include the U.S. Holder's holding period of the convertible debentures delivered for conversion, except with respect to common stock received in respect of any accrued but unpaid OID.

ADJUSTMENT OF CONVERSION PRICE

     Treasury Regulations promulgated under section 305 of the Code would treat U.S. Holders of convertible debentures as having received a constructive distribution from Williams in certain events pursuant to which the conversion ratio of the convertible debentures were adjusted. Thus, under certain circumstances, an increase in the conversion ratio for the convertible debentures may result in deemed distributions to U.S. Holders of convertible debentures. Such deemed distributions will be taxed in the same manner as actual distributions. See "Ownership of Williams Common Stock" below. In certain circumstances, the failure to make an adjustment of the conversion ratio on the convertible debentures may result in a taxable distribution to holders of Williams common stock. U.S. Holders of convertible debentures are advised to consult their tax advisers as to the income tax consequences of adjustments in the conversion ratio of the convertible debentures.

OWNERSHIP OF WILLIAMS COMMON STOCK

     Distributions received by U.S. Holders of Williams common stock in respect of such common stock will be treated as ordinary dividend income to such U.S. Holders to the extent that such distributions are considered to be paid by Williams out of its current or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders of Williams common stock that are corporations may be entitled to a "dividends received deduction" with respect to such dividends.

     To the extent that any distributions exceed the current or accumulated earnings and profits of Williams, such distributions will be treated first, as a tax-free return of capital to a holder of Williams common stock to the extent of such U.S. Holder's adjusted tax basis in the Williams common stock, and thereafter, as capital gain.

     Additional shares of Williams common stock, or rights to acquire additional shares of Williams common stock, that are received as part of a pro-rata distribution of such shares, or rights to acquire such shares, to all Williams shareholders generally should not be subject to U.S. federal income tax. The tax basis of such new shares or rights generally will be determined by allocating the U.S. Holder's adjusted tax basis in the "old" shares of Williams common stock between such "old" shares and the new shares or rights, based upon their relative fair market values on the date of distribution.

     A U.S. Holder of Williams common stock generally will recognize gain or loss on a sale or other taxable disposition of Williams common stock equal to the difference between the amount realized by the U.S. Holder on such sale or disposition and the U.S. Holder's basis in such Williams common stock. The gain or loss generally will be capital gain or loss and generally will be considered long-term capital gain or loss if the holder held the Williams common stock for more than one year immediately prior to such sale or disposition.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     The amount of OID accrued on convertible debentures held of record by U.S. Holders (other than corporations and other exempt holders) will be reported to the IRS. Backup withholding will apply to payments to non-exempt U.S. Holders unless the U.S. Holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that the number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. The current backup withholding rate is 30%.

     Payment of the proceeds from the disposition of the convertible debentures to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.

     Any amount withheld from a U.S. Holder under the backup withholding rules will be allowed as a refund or credit against such U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                          CERTAIN ERISA CONSIDERATIONS

GENERAL

     The following is a summary of certain considerations associated with the purchase of the convertible debentures by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, "ERISA", a plan described in section 4975 of the Code, including an individual retirement arrangement under section 408 of the Code or a "Keogh" plan, a plan, such as a governmental, church or non-U.S. plan, subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or section 4975 of the Code ("Similar Laws"), and any entity of which the underlying assets are considered to include "plan assets" of such plans, accounts and arrangements each referred to herein as a "Plan".

     ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or section 4975 of the Code referred to herein as an "ERISA Plan" and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other parties in interest or disqualified persons. Generally, a person who exercises discretionary authority or control with respect to the assets of an ERISA Plan will be considered a fiduciary of the ERISA Plan.

     In evaluating the purchase of convertible debentures with assets of a Plan, a fiduciary should consider, among other matters:

     - whether the acquisition and holding of convertible debentures is in accordance with the documents and instruments governing such Plan; and

     - whether the acquisition and holding of convertible debentures is solely in the interest of Plan participants and beneficiaries and otherwise consistent with the fiduciary's responsibilities and in compliance with the applicable requirements of ERISA, the Code or any Similar Laws including, in particular, any diversification, prudence and liquidity requirements.

PROHIBITED TRANSACTIONS

     Section 406 of ERISA and section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons" within the meaning of section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such non-exempt prohibited transactions may be subject to penalties and liabilities under ERISA and the Code.

     The acquisition and/or holding of the convertible debentures by an ERISA Plan with respect to which Williams or the initial purchaser or their affiliates may be a party in interest or a disqualified person, may give rise to a prohibited transaction. Consequently, before investing in the convertible debentures, any person who is acquiring such securities for, or on behalf of, an ERISA Plan should determine that either a statutory or administrative exemption from the prohibited transaction rules is applicable to such investment in the convertible debentures, or that such acquisition and holding of such securities will not result in a non-exempt prohibited transaction.

     Because of the foregoing, the convertible debentures should not be purchased or held by any person investing plan assets of any Plan unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a violation under any applicable Similar Laws.

     Accordingly, by its acquisition of convertible debentures, each purchaser and subsequent transferee of the convertible debentures shall be deemed to be making a representation to Williams and the initial purchaser either that: (i) it is not a Plan and no part of the assets to be used by it to acquire and hold such convertible debentures or any interest therein directly or indirectly constitutes assets of any Plan or (ii) such acquisition and holding will not result in a prohibited transaction under Title I of ERISA or section 4975 of the Code, or a violation under Similar Laws, for which there is no applicable statutory or administrative exemption.

     The discussion of ERISA in this prospectus is general in nature and is not intended to be all inclusive. Any person considering an investment in the convertible debentures on behalf of a Plan should consult with its legal advisers regarding the consequences of such investment and consider whether the Plan can make the representations noted above.

     Further, the sale of investments to Plans is in no respect a representation by Williams, the initial purchaser or any other person associated with the sale of the convertible debentures that such securities meet all relevant legal requirements with respect to investments by Plans generally or by any particular Plan, or that such securities are otherwise appropriate for Plans generally or any particular Plan.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the convertible debentures and the underlying shares of common stock offered by this prospectus. The convertible debentures and the underlying shares of common stock may be sold from time to time to purchasers:

     - directly by the selling securityholders; or

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the convertible debentures and the underlying shares of common stock.

     If the convertible debentures and the underlying shares of common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The convertible debentures and underlying shares of common stock may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the convertible debentures and underlying shares of common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of our common stock;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchange or services or in the over-the-counter market;

     - through the writing of options; or

     - through the distribution by a selling securityholder to its partners, members or shareholders.

     The transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the convertible debentures and underlying shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-deals may in turn engage in short sales of the convertible debentures and underlying shares of common stock in the course of hedging their positions. The selling securityholders may also sell the convertible debentures and underlying shares of common stock short and deliver convertible debentures and underlying shares of common stock to close out short positions, or loans or pledge convertible debentures and underlying shares of common stock to broker-dealers that in turn may sell the convertible debentures and underlying shares of common stock.

     To our knowledge, there are currently no plans, arrangement or undertakings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the convertible debentures and the underlying shares of common stock by the selling securityholders. In addition, we cannot assure you that any selling securityholder will not transfer, devise or gift the convertible debentures and the underlying shares of common stock by other means not described in this prospectus.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     Our common stock trades on the NYSE under the symbol "WMB". We do not intend to apply for listing of the convertible debentures on any securities exchange or for quotation through NYSE. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the convertible debentures.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the convertible debentures and underlying shares of common stock to the public other than commissions, fees and discounts of underwriters, brokers, and agents.

     The selling securityholders and any broker-dealers or agents who participate in the distribution of the convertible debentures and the underlying shares of common stock may be deemed to be "underwriters." As a result, any profits on the sale of the convertible debentures and underlying shares of common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Because the selling securityholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At anytime a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

     - the name of the selling securityholders and any participating underwriters, broker-dealers or agents;

     - the aggregate amount and type of securities being offered;

     - the price at which the securities were sold and other material terms of the offering;

     - any discounts commissions, concessions or other items constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

     - that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

     There can be no assurance that any selling securityholder will sell any or all of the convertible debentures or underlying shares of common stock pursuant to this prospectus. In addition, any convertible debentures or underlying shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The rules under that Act include, without limitation, Regulation M, which may limit the timing of purchases and sale of any of the convertible debentures and the underlying shares of common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the convertible debentures and the underlying shares of common stock to engage in market-making activities with respect to the particular convertible debentures and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the convertible debentures and the underlying shares of common stock.

                           VALIDITY OF THE SECURITIES

     Certain legal matters with respect to the convertible debentures and the common stock issuable upon conversion of the convertible debentures and certain U.S. federal income taxation matters will be passed upon for us by White & Case LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of The Williams Companies, Inc. appearing in its annual report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated by reference herein. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.